Exhibit d

Province of Saskatchewan

Current Description

December 2008

[MAP]

        In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. On November 10, 2008, the noon buying rate in New York City for Canadian dollars ($), as reported by the Federal Reserve Bank of New York, was $1.1942 = 1.00 United States dollar (U.S. $).

        Tonnes as used in this document refers to metric tons. One tonne is equivalent to 1.102311 short tons.

        In this document, the financial transactions of the general fund of the Government are recorded under the General Revenue Fund. (Refer to page 17 for further information.)

        The Government uses accrual accounting. The accrual accounting method recognizes financial transactions at the time they occur, regardless of whether any cash is received or paid. This method of accounting provides a complete picture of the total financial obligations resulting from decisions made during the year. The General Revenue Fund follows the accrual method except for defined benefit pension plan costs. During 2004-05 the Government adopted new standards of accounting for non-financial assets recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Under the new recommendations, tangible capital assets, inventories for consumption and prepaid expenses are recorded as non-financial assets and the cost of the use of these assets is recorded as an expense. Prior to 2004-05, expenditures included the cost of tangible capital assets and inventories received during the year.

        This document contains forward-looking statements which may be identified by their use of words like “plans,” “expected,” “will,” “project,” “estimated,” “forecast” or other words of similar meaning. All statements that address expectations or projections about the future are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. It cannot be guaranteed that these assumptions and expectations are accurate or will be realized.

The Canadian Dollar

        Canada maintains a floating exchange rate for the Canadian dollar to permit the rate to be determined by market forces without intervention except as required to maintain orderly conditions.

        Recent high and low exchange rates for the Canadian dollar in terms of United States cents are as follows:

	2003	2004	2005	2006	2007	2008*
High	77.38	84.93	86.90	90.99	109.05	102.89
Low	63.50	71.59	78.72	85.28	84.37	77.26

Source: Bank of Canada – noon rate.
* First ten months only.

i

PROVINCE OF SASKATCHEWAN

Summary Economic and Financial Statistics

        The following information is qualified in its entirety by the more detailed information contained in this document. See also “General Revenue Fund Supplementary Financial Information — Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position” commencing on page 34 for a discussion of the Provincial Auditor’s report accompanying the General Revenue Fund’s financial statements as at March 31, 2008, and for the year then ended.

	Calendar Year Ended December 31					Compound Annual
	2003	2004	2005	2006	2007	Growth Rate 2003-2007
	(Millions)
Economy
Gross Domestic Product at Current
Market Prices	$36,838	$40,048	$43,629	$45,954	$50,961	8.5%
Farm Cash Receipts	$5,813	$5,941	$6,221	$6,644	$7,606	7.0
Mineral Sales	$8,897	$10,400	$12,453	$12,740	$14,251	12.5
Manufacturing Shipments	$7,853	$9,203	$9,841	$10,499	$10,682	8.0
Exports	$24,423	$27,157	$30,127	$32,221	$35,839	10.1
Personal Income	$25,427	$27,149	$27,782	$28,824	$31,589	5.6
Population at July 1 (Thousands)	996	997	994	992	1,000	0.1
Unemployment Rate	5.6%	5.4%	5.1%	4.7%	4.2%	n.a.
Change in Consumer Price Index [1]	2.3%	2.2%	2.2%	2.0%	2.9%	n.a.
[1] 2002 = (100)
n.a. = not applicable

	Fiscal Year Ended March 31
	2004	2005	2006	2007	2008	Estimate 2009
	(Millions)
Government Finances - General Revenue Fund [1]
Budgetary surplus (deficit) [2]	$1	$383	$400	$293	$641	$250
Add (deduct) non-cash items
Amortization of foreign exchange gains and losses	4	2	2	3	2	(1)
Amortization of Capital Assets	0	104	135	152	148	151
Loss on loans and investments	80	2	2	1	9	2
Net change in non-cash operating activities	104	231	6	(17)	228	(40)
Earnings retained in sinking funds	(47)	(43)	(63)	(46)	(46)	(46)
Adjustment to accumulated deficit	(46)	(6)	11	0	0	0
Capital Activities
Cash (used for) Acquisition of capital assets	0	(150)	(218)	(248)	(282)	(365)
Investing Activities
Cash provided by (used for) investing activities	(220)	(167)	(102)	(29)	78	(207)
Cash Provided (Required)	$(124)	$356	$173	$109	$778	$(256)

[1]	Effective April 1, 2004, Budget estimates are provided on an expense basis. Actuals for prior years are provided on an expenditure basis and have not been restated to conform to the current year presentation. Refer to page 17 for an explanation of the change to the expense basis of presentation.
[2]	For information concerning the adverse effect on the reported budgetary surplus (deficit) of certain adjustments that are required in the opinion of the Provincial Auditor, see Notes 1-7 to the Government of the Province of Saskatchewan, General Revenue Fund Statement of Financial Position for the five years ended March 31, 2008, under “General Revenue Fund Supplementary Financial Information,” commencing on page 34.

ii

	Fiscal Year Ended March 31
	2004	2005	2006	2007	2008
	(Millions)
Debt - General Revenue Fund
Gross Debt	$12,591	$12,073	$11,933	$12,057	$11,578
Less: Equity in Sinking Funds	(947)	(944)	(1,105)	(1,255)	(1,359)
Guaranteed Debt	113	56	46	34	25
Total General Revenue Fund Debt	$11,757	$11,185	$10,874	$10,836	$10,244

        In this document statistics for the economy of the Province are set forth on a calendar year basis at current market prices, except as otherwise indicated. Economic statistics for recent years frequently are preliminary estimates, which are subject to adjustment. Financial statistics and information for the Government’s General Revenue Fund are set forth on a fiscal year basis of April 1 to March 31 of the following year, unless otherwise noted. Financial statistics and information for provincial Crown corporations are set forth on a fiscal year basis of January 1 to December 31 of the same year, unless otherwise noted. In this document, compound annual growth rates assume the first year as the base and are computed by distributing the aggregate amounts of growth during the period.

iii

PROVINCE OF SASKATCHEWAN

Introduction

        The Province of Saskatchewan (Saskatchewan or the Province) was established as a province of Canada in 1905. Saskatchewan is centrally located in Western Canada and is bordered by the provinces of Manitoba to the east and Alberta to the west. The Province shares its 650 kilometre southern border with the American states of North Dakota and Montana and its 450 kilometre northern border with the Northwest Territories of Canada. With a 1,250 kilometre distance from north to south, Saskatchewan covers an area of 652,330 square kilometres.

        The sparsely populated northern third of the Province is part of Canada’s Precambrian Shield and consists of forests, rivers and thousands of fresh water lakes. A sizeable commercial forest region is located across the entire central part of Saskatchewan. The southern half of the Province is part of the great continental plain of North America, consisting of a mixed agricultural and parkland area merging southward into open plains, a grain-growing region where the majority of the Province’s population resides. About one-half of all of Canada’s cultivated farm land is located in Saskatchewan.

        The population of Saskatchewan was approximately 1,015,985 on July 1, 2008, compared with approximately 999,697 on July 1, 2007 and 1,018,067 on July 1, 1997. The Province’s two largest urban areas are the cities of Regina, the capital of Saskatchewan, with a population of approximately 201,514 on July 1, 2007, and Saskatoon, with a population of approximately 241,439 as of the same date.

        The climate of Saskatchewan is generally dry with temperatures varying markedly between very distinct seasons. The following table sets forth statistics on Saskatchewan’s population, area and climate.

Saskatchewan Statistics

Population	Area
1,015,985 (July 1, 2008)	Land:
• 570,700 square kilometres
Major Urban Centres	(220,350 square miles)
Regina	Fresh Water:
• Capital of Saskatchewan	• 81,630 square kilometres
• 201,514 (July 1, 2007)*	(31,520 square miles)
Saskatoon	Total:
• Centre for Saskatchewan's	• 652,330 square kilometres
resource-based and advanced	(251,870 square miles)
technology industries	Farm Land:
• 241,439 (July 1, 2007)*	• 268,655 square kilometres
(103,730 square miles)
Population Density	Cultivated Farm Land:
1 person per 0.66 square	• 202,470 square kilometres
kilometre (0.25 per square mile)	(78,170 square miles)
Commercial Forests:
Mean Temperatures Range (Regina)	• 126,300 square kilometres
January -11 to -22 degrees Celsius	(48,760 square miles)
July 26 to 12 degrees Celsius
Mean Precipitation (Regina)
January 15 millimetres
July 59 millimetres
Year 364 millimetres

* Post-census adjusted data for 2008 for Regina and Saskatoon are not yet available.
Sources: Saskatchewan Bureau of Statistics, Statistics Canada.

Constitutional Framework of Canada

        Canada consists of a federation of ten provinces with a constitutional division of powers between the federal and provincial governments. Canada was established by the Constitution Act, 1867, an Act of the Parliament of the United Kingdom, and by later enactments including the Constitution Act, 1982, which transferred jurisdiction over the Constitution of Canada (the Constitution) from the United Kingdom to Canada.

        Various constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

        Under the Constitution, each provincial Legislature has exclusive authority to borrow money on the sole credit of that province and the authority to raise revenue for provincial purposes through direct taxation within its territorial limits. Legislatures can also raise revenue through taxation in respect of non-renewable natural resources, forestry resources and sites and facilities for electricity production and generation. Each province owns minerals and other resources on its provincial Crown lands and may own sub-surface resources on its other lands. Each province has the right to levy royalties on all lands and minerals which it owns. Each province has the legislative authority to regulate the exploration for and development, conservation and management of non-renewable natural resources, forestry resources and electricity generation. Each province also has legislative authority in the areas of education, health, social services, property and civil rights, natural resources, municipal institutions and generally all matters of a purely local or private nature.

        The Parliament of Canada is empowered to borrow money and to raise revenue by any mode or system of taxation. Parliament has legislative authority over, among other things, the federal public debt and federal property, the regulation of trade and commerce, currency and coinage, banks and banking, bankruptcy and insolvency, navigation and shipping, foreign affairs, defence, postal service and unemployment insurance. It also has authority over matters not assigned to the provincial legislatures.

Provincial Government

        The executive power in the Province of Saskatchewan is vested in the Lieutenant Governor acting upon the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council and the Governor General in turn is appointed by a commission under the Great Seal of Canada. The Executive Council, which includes the Premier and the Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor on the nomination of the leader of the political party which forms the Government. Members of the Executive Council hold seats in the Legislative Assembly.

        Saskatchewan’s Legislative Assembly has 58 seats and is elected for a term of five years, subject to earlier dissolution by the Lieutenant Governor acting in accordance with constitutional principles. The Legislative Assembly is usually dissolved by the Lieutenant Governor on the recommendation of the Premier. The most recent Provincial election was held on November 7, 2007, and resulted in a majority for the Saskatchewan Party as the Government of Saskatchewan. The representation in the Legislative Assembly at October 28, 2008 was as follows: Saskatchewan Party, 38 seats; and, New Democratic Party, 20 seats.

OVERVIEW OF THE ECONOMY

Introduction

        Saskatchewan has a modern, open and diversified economy. Approximately two-thirds of the total value of all goods and services produced in the Province are exported. Major exports include grains, oilseeds, crude oil, potash, natural gas, uranium and manufactured goods. While many of the goods and service producing industries are directly or indirectly related to agriculture and natural resources, the Provincial economy continues to diversify into information age activities such as high technology, bio-technology and financial and other services. The Province’s abundance of renewable and non-renewable resources has made it the largest producer of wheat, second largest producer of crude oil and third largest natural gas producer in Canada. Saskatchewan is also one of the world’s leading suppliers of potash and uranium.

        Saskatchewan’s economy grew at an annual real rate of 3.0 percent in 2007 largely due to a strong rebound in potash production, personal consumption and business investments. Canada’s real Gross Domestic Product (GDP) increased by 2.7 per cent in the same year.

        Mining is the largest sector among Saskatchewan’s goods-producing industries. The dominant mineral products of the Province include crude oil, potash, natural gas and uranium. The number of oil wells drilled decreased by 1.9 per cent and the value of oil sales increased by 6.1 per cent in 2007 because of stronger oil prices. The value of natural gas sales decreased by 12.5 per cent as a result of lower natural gas prices in 2007 while the number of gas wells drilled declined by 23.6 per cent in 2007. Potash sales rose by 38.4 per cent in 2007 primarily reflecting the unusual dip in potash sales in 2006 due to stalled contract negotiations with customers in offshore markets.

        Manufacturing is the second largest sector of Saskatchewan’s goods-producing industries. In 2007, Saskatchewan’s manufacturing shipments increased by 1.7 per cent.

        Agriculture is the third largest sector among Saskatchewan’s goods-producing industries. Saskatchewan farmers harvested 23.8 million tones of the major grains and oilseeds in 2007, about 0.8 per cent less than the harvest in 2006.

        Saskatchewan farm cash receipts amounted to $7.6 billion in 2007, up 11.5 per cent from 2006. Realized net farm income, which is the income left with farmers after deducting operating expenses and depreciation costs from farm cash receipts, amounted to $697 million reflecting higher crop receipts.

        Retail sales increased by 12.9 per cent in 2007 while wholesale trade increased 19.6 per cent in the same year. New vehicle sales went up by 14.1 per cent in 2007.

        Saskatchewan’s employment level increased by 2.0 per cent or 10,200 jobs in 2007. In Canada, employment increased by 2.6 per cent or 434,300 jobs in the same year.

        Saskatchewan’s unemployment rate averaged 4.2 per cent in 2007. The national unemployment rate averaged 6.0 per cent in the same year.

        The inflation rate of the Province, as measured by the rate of increase in the Consumer Price Index, was 2.9 per cent in 2007 compared to Canada’s inflation rate of 2.1 per cent.

        The following table sets forth a summary of economic indicators for Saskatchewan and for Canada for the five years ended December 31, 2007.

Summary of Economic Indicators

	Calendar Year Ended December 31					Compound Annual Growth Rate
	2003	2004	2005	2006	2007	2003-2007
Gross Domestic Product - Saskatchewan
Current Market Prices (Millions)	$36,838	$40,048	$43,629	$45,954	$50,961	8.5%
Annual Rate of Change	6.3%	8.7%	8.9%	5.3%	10.9%	n.a.
Per Capita	$36,968	$40,151	$43,911	$46,319	$50,976	8.4%
Chained 2002 Dollars (Millions)	$36,230	$37,490	$39,039	$39,156	$40,340	2.7%
Annual Rate of Change	4.5%	3.5%	4.1%	0.3%	3.0%	n.a.
Per Capita	$36,358	$37,586	$39,291	$39,467	$40,352	2.6%
Gross Domestic Product - Canada
Current Market Prices (Millions)	$1,213,175	$1,290,906	$1,372,626	$1,450,490	$1,535,646	6.1%
Annual Rate of Change	5.2%	6.4%	6.3%	5.7%	5.9%	n.a.
Per Capita	$38,343	$40,416	$42,568	$44,526	$46,637	5.0%
Chained 2002 Dollars (Millions)	$1,174,592	$1,211,239	$1,246,064	$1,284,819	$1,319,680	3.0%
Annual Rate of Change	1.9%	3.1%	2.9%	3.1%	2.7%	n.a.
Per Capita	$37,124	$37,922	$38,643	$39,441	$40,079	1.9%
Consumer Price Index[1]
(Annual Percentage Change)
Saskatchewan	2.3%	2.2%	2.2%	2.0%	2.9%	n.a.
Canada	2.8%	1.8%	2.2%	2.0%	2.1%	n.a.
Population (July 1)(Thousands)
Saskatchewan	996	997	994	992	1,000	(0.1)%
Canada	31,640	31,941	32,245	36,576	32,927	1.0%
Unemployment Rate
Saskatchewan	5.6%	5.4%	5.1%	4.7%	4.2%	n.a.
Canada	7.6%	7.2%	6.8%	6.3%	6.0%	n.a.
[1] 2002 = (100)
n.a. = not applicable
Sources: Saskatchewan Bureau of Statistics, Statistics Canada

Gross Domestic Product

        Saskatchewan’s real GDP measured in chained 2002 dollars increased at a compound average annual rate of 2.7 per cent in the period from 2003 to 2007. Measured in current market prices, Saskatchewan’s GDP grew at a compound average annual rate of 8.5 per cent in the same period. In 2007, Saskatchewan’s real GDP increased by 3.0 per cent.

        The following table sets forth the composition of the Province’s GDP both at current market prices and in chained 2002 dollars for the five years ended December 31, 2007.

Gross Domestic Product

	Year Ended December 31					Compound Annual Growth Rate
	2003	2004	2005	2006	2007	2003-2007
	(Millions)
Gross Domestic Product
Current Market Prices
Personal Expenditure on Goods
and Services	$20,295	$20,965	$21,976	$23,202	$25,164	5.5%
Government Expenditure on Goods
and Services	7,831	8,049	8,429	8,938	9,440	4.8%
Gross Fixed Capital Formation	7,476	7,677	9,099	10,001	10,637	9.2%
Value of Physical Change in Inventories:
Non-Farm	441	360	403	807	632	n.a.
Farm Inventories and Grain in
Commercial Channels	589	733	855	(726)	(438)	n.a.
Exports of Goods and Services	24,423	27,157	30,127	32,221	35,839	10.1%
Less: Imports of Goods and Services	24,012	25,242	27,365	28,492	30,562	6.2%
Residual Error and Adjustment	(204)	349	106	3	249	n.a.
Total	$36,838	$40,048	$43,629	$45,954	$50,961	8.5%
Gross Domestic Product
Chained 2002 Dollars
Personal Expenditure on Goods
and Services	$19,886	$20,244	$20,864	$21,672	$23,051	3.8%
Government Expenditure on Goods
and Services	7,634	7,639	7,838	8,076	8,258	2.0%
Gross Fixed Capital Formation	7,587	7,703	8,980	9,851	9,996	7.1%
Value of Physical Change in Inventories:
Non-Farm	405	434	488	690	641	n.a.
Farm Inventories and Grain in
Commercial Channels	1,145	937	1,391	(355)	(200)	n.a.
Exports of Goods and Services	24,429	25,938	26,630	27,545	27,973	3.4%
Less: Imports of Goods and Services	24,498	25,620	26,947	28,720	29,964	5.2%
Residual Error and Adjustment	(204)	331	95	3	199	n.a.
Total	$36,230	$37,490	$39,039	$39,156	$40,340	2.7%
n.a. = not applicable
Note: Components may not add due to use of chained fisher dollar methodology.
Source: Saskatchewan Bureau of Statistics

Capital Expenditure

        Gross fixed capital formation increased at a compound average annual rate of 9.2 per cent over the period from 2003 to 2007. Investment in public administration increased by 21.5 per cent; finance and insurance, 15.8 per cent; information and cultural services, 15.4 per cent; and, transportation and warehousing, 13.3 per cent.

        The following table sets forth information on Saskatchewan’s gross fixed capital formation for the five years ended December 31, 2007.

Gross Fixed Capital Formation

	Year Ended December 31					Compound Annual Growth Rate
	2003	2004	2005	2006	2007	2003-2007
	(Millions)
Agriculture [1]	$707	$680	$723	$712	$728	0.7%
Mining [2]	2,057	2,354	3,174	3,386	2,775	7.8
Construction	73	70	85	91	103	9.0
Manufacturing	717	251	293	457	595	(4.6)
Transportation & Warehousing	282	376	395	447	464	13.3
Information and Cultural Services	172	205	239	384	305	15.4
Utilities	405	374	632	416	636	11.9
Retail and Wholesale Trade	322	333	353	409	411	6.3
Finance and Insurance [3]	1,720	1,936	2,089	2,342	3,096	15.8
Commercial Services	234	184	185	199	204	(3.4)
Institutions	347	307	305	304	360	0.9
Public Administration	441	606	626	854	962	21.5
Total	$7,477	$7,676	$9,099	$10,001	$10,639	9.2%
[1] Includes forestry, fishing, trapping and hunting.
[2] Includes oil and natural gas extraction, potash, uranium and other minerals.
[3] Includes real estate and other services not shown above.
Components will not add to total.
Source: Saskatchewan Bureau of Statistics

Exports and Imports

        Crude oil, manufactured goods, grains and potash are Saskatchewan’s principal exports, accounting for 24.6 per cent, 14.0 per cent, 13.6 per cent and 8.5 per cent, respectively, of total exports in 2007. For the five years ended December 31, 2007, total exports increased by an average of 10.1 per cent per year while imports increased by an average of 6.2 per cent per year.

        The following table sets forth details of Saskatchewan’s exports and imports at current market prices for the five years ended December 31, 2007.

Trade with the Rest of Canada and Abroad

	Year Ended December 31					Compound Annual Growth Rate
	2003	2004	2005	2006	2007	2003-2007
	(Millions)
Exports
Grain	$2,718	$2,903	$2,640	$3,479	$4,865	15.7%
Crude Oil	4,967	5,718	7,144	8,347	8,809	15.4
Potash	1,629	2,167	2,697	2,209	3,057	17.0
Manufactured Goods	3,845	4,141	4,525	4,942	5,026	6.9
Other	11,265	12,227	13,121	13,243	14,082	5.7
Total Exports	$24,423	$27,157	$30,127	$32,221	$35,839	10.1%
Imports
Crude Oil	$815	$1,042	$1,095	$1,227	$1,187	9.9%
Manufactured Goods	5,971	5,964	6,322	6,594	6,800	3.3
Other	17,226	18,236	19,948	20,671	22,575	7.0
Total Imports	$24,012	$25,242	$27,365	$28,492	$30,562	6.2%
Source: Saskatchewan Bureau of Statistics

Labour Force and Employment

        Saskatchewan’s unemployment rate remained well below the national unemployment rate in 2007. The national unemployment rate stood at 6.0 per cent in 2007, while Saskatchewan’s unemployment rate was 4.2 per cent in the same year.

        In the first eight months of 2008, Saskatchewan’s seasonally adjusted unemployment rate has averaged 4.2 per cent, compared to the national average unemployment rate of 6.0 per cent over the same period. Thus far, total employment in the Province has increased by 8,000 compared with the same period last year.

        The following table sets forth selected labour force statistics for Saskatchewan and Canada for the five years ended December 31, 2007.

Labour Force Statistics

	Year Ended December 31					Compound Annual Growth Rate
	2003	2004	2005	2006	2007	2003-2007
	(Thousands, Except Percentages)
Labour Force
Saskatchewan	504	507	509	516	524	1.0%
Canada	16,959	17,182	17,343	17,593	17,946	1.4%
Employed
Saskatchewan	476	480	483	492	502	1.3%
Canada	15,672	15,947	16,170	16,432	16,866	1.9%
Unemployed
Saskatchewan	28	27	26	24	22	(5.9)%
Canada	1,286	1,235	1,173	1,161	1,079	(4.3)%
Unemployment Rate
Saskatchewan	5.6%	5.4%	5.1%	4.7%	4.2%	n.a.
Canada	7.6%	7.2%	6.8%	6.3%	6.0%	n.a.
Participation Rate
Saskatchewan	67.8%	67.9%	68.1%	69.1%	69.7%	n.a.
Canada	67.5%	67.5%	67.2%	67.2%	67.6%	n.a.
n.a. = not applicable
Source: Statistics Canada.

        Approximately 26,000 net new jobs were created in the Province in the period from 2003 to 2007. Construction, mining and manufacturing were the leaders in terms of job creation during the period in review.

        The following table sets forth selected statistics of employment by industry for the Province.

Employment by Industry

	Year Ended December 31					Compound Annual Growth Rate
	2003	2004	2005	2006	2007	2003-2007
	(Thousands)
Goods-Producing Industries
Agriculture	47	47	47	48	44	(1.6)%
Mining	17	19	19	22	22	6.6
Construction	23	24	26	30	32	8.3
Manufacturing	27	29	30	29	31	3.2
Subtotal	114	118	122	128	129	3.0
Service Industries
Transportation, Communication,
Utilities and Storage	26	28	30	30	29	2.4
Wholesale and Retail Trade	78	77	78	79	83	1.6
Finance, Insurance and Real Estate	28	27	26	26	27	(1.4)
Business and Community Services	204	204	201	201	208	0.4
Public Administration	26	26	27	28	28	1.3
Subtotal	362	361	362	363	373	0.8
Total	476	480	483	492	502	1.3%
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics

Personal Income

        Saskatchewan personal income increased at a compound average annual rate of 5.6 per cent over the period from 2003 to 2007. The following table sets forth personal income for Saskatchewan for the five years ended December 31, 2007.

Personal Income

	Year Ended December 31					Compound Annual Growth Rate
	2003	2004	2005	2006	2007	2003-2007
	(Millions)
Wages, Salaries and Supplementary
Labour Income	$15,726	$16,494	$17,485	$18,689	$20,144	6.4%
Net Income Received by Farm Operators
from Farm Production	293	860	353	(187)	241	n.a.
Net Income of Non-Farm Unincorporated
Business [1]	2,067	2,113	2,175	2,263	2,387	3.7
Interest, Dividends and Miscellaneous
Investment Income	2,775	2,887	2,983	3,173	3,479	5.8
Others	4,566	4,795	4,786	4,886	5,338	4.0
Total	$25,427	$27,149	$27,782	$28,824	$31,589	5.6%
[1] Includes rent.
n.a. = not applicable
Source: Saskatchewan Bureau of Statistics.

Economic Structure

        The following table sets forth Saskatchewan's real GDP at basic prices by industry for the five years ended December 31, 2007.

Gross Domestic Product at Basic Prices by Industry in Millions of Chained 2002 Dollars

	Year Ended December 31					Per Cent	Compound Annual
	2003	2004	2005	2006	2007	of 2007 Total	Growth Rate 2003-2007
	(Millions)
Goods-Producing Industries
Agriculture, forestry, fishing
and hunting	$3,158	$3,833	$4,181	$3,983	$3,876	10.3%	5.3%
Mining [1]	6,066	5,893	5,975	5,371	5,602	14.9%	(2.0)%
Utilities	890	873	889	905	954	2.5%	1.8%
Manufacturing	2,299	2,622	2,735	2,779	2,689	7.2%	4.0%
Construction	1,666	1,726	2,005	2,096	2,090	5.6%	5.8%
Subtotal	$14,080	$14,948	$15,784	$15,134	$15,211	40.6%	2.0%
Services Industries
Transportation and Warehousing	$2,152	$2,259	$2,323	$2,396	$2,383	6.4%	2.6%
Finance, Insurance and
Real Estate	5,195	5,299	5,366	5,513	5,766	15.4%	2.6%
Wholesale and Retail Trade	3,393	3,529	3,649	3,860	4,225	11.3%	5.6%
Information & Cultural Industries	867	877	897	915	931	2.5%	1.8%
Services	6,715	6,819	6,932	7,117	7,289	19.4%	2.1%
Public Administration	1,804	1,843	1,855	1,903	1,905	5.1%	1.4%
Subtotal	$20,127	$20,626	$21,021	$21,703	$22,499	60.0%	2.8%
Gross Domestic Product at
Basic Prices	$34,215	$35,521	$36,695	$36,573	$37,501	100.0%	2.3%
[1] Includes oil, potash, uranium, natural gas and other minerals.
Note: Components may not add due to use of chained fisher dollar methodology. GDP at basic prices and GDP at market prices differ by the amount of "indirect taxes net of subsidies on products."
Source: Statistics Canada.

Agriculture

        Based on the 2006 Census of Agriculture, Saskatchewan has 44,329 farms with an average size of 1,449 acres. With slightly less than half of the total land area of the Province utilized for farming, the Province has approximately half of the cultivated farm land in all of Canada.

        Historically, wheat has been Saskatchewan’s largest single grain crop in terms of volume and value. Between 1998 and 2007, wheat accounted for 32.5 per cent of all crops grown in the Province and represented over half of all the wheat grown in Canada. In 2007, wheat’s share accounted for 27.0 per cent of the total Saskatchewan crop harvest. Other major grains and oilseeds such as durum, barley and canola accounted for 45.8 per cent of total crop production in 2007. Specialty crops such as mustard, lentils and peas accounted for 13.6 per cent of the total harvest in 2007.

Crop Production

	Calendar Year Ended December 31										1998 to 2007 10 year
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007	Average
	(Millions of Tonnes)
Wheat	7.9	10.4	8.8	7.6	4.6	7.1	7.9	8.2	8.7	6.4	7.8
Durum	4.7	3.4	4.8	2.5	2.9	3.2	3.8	4.9	2.7	3.0	3.6
Barley	4.3	4.9	5.3	3.7	2.5	4.4	4.7	5.0	3.4	3.9	4.2
Canola	3.2	4.0	3.4	2.2	1.8	2.7	2.9	4.5	3.7	3.9	3.2
Specialty Crops [1]	2.5	2.8	3.3	2.1	1.5	2.2	3.7	3.8	2.7	3.2	2.8
Other [2]	2.7	2.6	2.3	2.0	1.7	1.7	1.9	2.6	2.8	3.2	2.4
Total	25.3	28.2	28.0	20.0	15.0	21.2	24.9	29.0	24.0	23.8	23.9
[1] Includes mustard, sunflowers, lentils, field peas and canary seed.
[2] Includes oats, fall rye, spring rye, flax and mixed grain.
Source: Statistics Canada.
Note: Components may not add due to rounding.

        Livestock production is also important in Saskatchewan. Approximately one-quarter of the total Canadian beef cattle herd is located in the Province. Other livestock raised in Saskatchewan include hogs, sheep, lambs, poultry and dairy cattle.

        Farm cash receipts from crop production totalled $5.1 billion in 2007, with wheat, durum and canola accounting for $3.5 billion, or 68.1 per cent, of the year’s total cash receipts from crop sales. Farm cash receipts from the sale of livestock and livestock products amounted to $1.6 billion in 2007, with cattle and calves accounting for $989 million, or 60.6 per cent, of the year’s total cash receipts from livestock sales.

        The following table sets forth Saskatchewan’s farm cash receipts for the five years ended December 31, 2007.

Farm Cash Receipts

	Year Ended December 31					Compound Annual Growth Rate
	2003	2004	2005	2006	2007	2003-2007
	(Millions)
Crops
Wheat and Durum	$1,083	$1,294	$1,084	$1,329	$2,049	17.3%
Canola	704	734	702	1,117	1,426	19.3
Barley	169	283	252	230	372	21.8
Other Crops [1]	883	957	1,069	973	1,256	9.2
Subtotal	$2,839	$3,268	$3,107	$3,647	$5,104	15.8
Livestock & Livestock Products
Cattle & Calves	$782	$824	$1,145	$1,092	$989	6.1
Hogs	266	333	321	313	302	3.2
Other Livestock and Livestock Products [2]	326	326	325	324	341	1.1
Subtotal	$1,374	$1,483	$1,791	$1,729	$1,632	4.4
Supplementary, Deficiency, Stablization,
Insurance and Other Payments	$1,600	$1,190	$1,323	$1,267	$871	(14.1)
Total Farm Cash Receipts	$5,813	$5,941	$6,221	$6,644	$7,606	7.0%
[1] Includes net deferments.
[2] Includes sheep, lambs, dairy products, poultry, eggs and other livestock products.
Note: Components may not add due to rounding.
Source: Statistics Canada.

        Total farm revenue is made up of three components: crop receipts, livestock receipts and government program payments. Crop receipts amounted to $5.1 billion in 2007, up 40.0 per cent from 2006 due to improved crop quality and higher prices. Farm cash receipts from livestock sales amounted to $1.6 billion in the same year, down 5.6 per cent from 2006. Government payments in 2007 amounted to $871 million, down 31.3 per cent from the amount provided by both the federal and provincial governments to farmers in 2006.

        Saskatchewan’s 2007 realized net farm income amounted to $697 million, compared with $331 million in 2006 reflecting higher crop sales. Realized net farm income is the result of deducting farm operating expenses and depreciation cost from farm cash receipts.

Mining and Petroleum/Natural Gas

        In 2007, the total value of mineral sales amounted to $14.3 billion, an increase of 11.9 per cent from the prior year. Crude oil, natural gas and potash accounted for 90.2 per cent of the total value of mineral sales in 2007.

        In the first six months of 2008, the value of oil sales increased by 85.2 per cent while the value of natural gas sales rose by 6.8 per cent. Potash production went up by 68.0 per cent for the first two months of 2008.

        The following table sets forth Saskatchewan’s value and volume of mineral sales for the five years ended December 31, 2007.

Mineral Sales

	Year Ended December 31					Compound Annual Growth Rate
	2003	2004	2005	2006	2007	2003-2007
	(Millions of Dollars Unless Otherwise Indicated)
Value of Mineral Sales
Oil	$4,813	$5,640	$6,679	$7,869	$8,346	14.8%
Natural Gas	1,555	1,646	2,103	1,659	1,451	(1.7)%
Potash	1,632	2,168	2,697	2,209	3,057	17.0%
Other [1]	898	946	975	1,003	1,397	11.7%
Total	$8,897	$10,400	$12,453	$12,740	$14,251	12.5%
Volume of Mineral Sales
Oil (millions of barrels)	153	155	153	156	156	0.4%
Natural Gas (millions of cubic metres)	6,996	7,283	7,220	7,098	6,392	(2.2)%
Potash (thousands of tonnes)	8,791	9,998	9,539	8,210	10,661	4.9%
[1] Other includes Uranium, Gold, Sodium Sulphate, Salt, Coal, and Base Metals and Bentonite.
Note: Components may not add due to rounding.
Source: Saskatchewan Bureau of Statistics and Saskatchewan Industry and Resources.

        Oil.  Saskatchewan is the second largest crude oil producing province in Canada. Subject to change due to price fluctuations and technology improvements, remaining economically recoverable reserves in the Province are estimated to be 1.2 billion barrels of crude oil.

        The volume of Saskatchewan oil sales increased at a compound annual rate of 0.4 per cent from 2003 to 2007 while the value of oil sales increased by 14.8 per cent in the same period.

        Saskatchewan crude oil production is of light, medium and heavy gravity. Approximately 15 to 20 per cent of Saskatchewan’s crude is sold within the Province (primarily to the NewGrade Upgrader, Husky Upgrader and Moose Jaw Asphalt plant) while 10 to 15 per cent is sold to refineries in Eastern Canada. The major market for Saskatchewan’s oil is the upper Midwest of the United States (approximately 65 to 75 per cent.)

        Both the NewGrade and Husky Upgraders are designed to produce an output of light synthetic crude oil from a feedstock of blended heavy crude oil. The NewGrade Upgrader has an operating capacity of approximately 60,000 barrels per day while the Husky Upgrader has the capacity to upgrade approximately 82,000 barrels per day.

        In addition to local companies, a large number of multinational oil and gas companies are actively involved in exploration and development in the Province. The oil industry has experienced success with deep drilling discoveries and is adopting technological improvements. For example, horizontal drilling and screw pump technology can significantly improve recovery rates and lower operating costs for many reservoirs in Saskatchewan. The oil industry in the Province invested approximately $10.32 billion in the period from 2003 to 2007 exploring for and developing oil reserves. From 2003 to the end of 2007, 10,259 oil wells were drilled in Saskatchewan. In 2007, 2,295 oil wells were drilled in the Province.

        Natural Gas.  The volume of Saskatchewan natural gas sales decreased at a compound average annual rate of 2.2 per cent from 2003 to 2007, while the value of natural gas sales declined by 1.7 per cent in the same period. The natural gas industry in the Province invested approximately $1.54 billion in the period from 2003 to 2007 exploring for and developing natural gas reserves. During this period, 8,721 natural gas wells were drilled. In 2007, 1,156 gas wells were drilled in the Province.

        Potash.   Saskatchewan has ten potash mines that produce potash from massive reserves located in southern Saskatchewan. By conservative estimates, Saskatchewan could supply world demand at current levels for several hundred years. Potash production in Saskatchewan is highly mechanized and relatively low-cost because of the regularity and thickness of deposits and the predictability of ore grades.

        In recent years, Saskatchewan potash production has accounted for about 30 per cent of the world’s output. Approximately 45 per cent of Saskatchewan’s potash production is exported to the United States. The value of Saskatchewan potash sales in 2007 increased by 38.3 per cent to $3.1 billion. The Saskatchewan government implemented changes in 2005 to the potash tax system to promote sales and investment by the potash industry. As a result of the tax changes and strong demand growth, the industry is expected to spend $8.5 billion by 2020 to increase potash production capacity by about 85 per cent.

        Uranium.   Saskatchewan is the world’s largest producer of uranium and contains high grade, low cost uranium resources. In 2007, uranium was produced at three facilities (Key Lake-McArthur River, Rabbit Lake and McClean Lake) located in northern Saskatchewan.

        Current and planned expansion of the Province’s uranium supply capability includes the McClean Lake, McArthur River and Rabbit Lake mines and the Midwest and Cigar Lake projects.

        McClean Lake, the Province’s newest facility, commenced production in 1999. In 2007, McClean Lake continued production from the Sue E and Sue A deposits, started mining the Sue B and after ore is depleted will move to the Caribou and McClean North deposits.

        The McArthur River project began production in 1999 with the ore being processed at the Key Lake mill. Mining operations were temporarily suspended for three months in 2003 to correct a water inflow problem and production has remained at full capacity since 2004. An application to expand production capacity at Key Lake and McArthur River is under regulatory review.

        The Rabbit Lake mine returned to production in 2002 following a two-year shutdown. With the identification of additional reserves, production will gradually decrease from current levels by 2011 as the mill converts to the processing of Cigar Lake ore. The Cluff Lake mine ceased production in December 2002 and is finalizing decommissioning.

        Of the future mine expansion projects, Cigar Lake and Midwest received initial environmental assessment approval in March 1998 but did not proceed due to market conditions. Cigar Lake was granted a full construction license to proceed in December 2004. In 2006, Cigar Lake experienced two water inflows and the mine was allowed to flood. The initial forecast production date of 2007 is expected to be delayed until 2011 as remediation activities continue. In June 2006, it was announced that the Midwest project would proceed. In October 2007, AREVA Resources Canada Inc. submitted the new Midwest Project Environmental Impact Statement to regulators; the project is now forecast to begin production in 2011.

Manufacturing

        The value of Saskatchewan’s manufacturing shipments reached $10.7 billion in 2007, up 1.7 per cent from 2006.

        Manufacturing activity has been traditionally based on agriculture. Food processing is the largest component of the manufacturing sector, accounting for about 22.9 per cent of total manufacturing activity in 2007. Saskatchewan’s manufacturing sector also produces farm machinery and chemical products. The further processing of primary products such as grain, livestock, forest products and oil is a growing component of Saskatchewan’s manufacturing sector.

        Saskatchewan’s high technology industry is centred in Saskatoon. Satellite control technology, telecommunications, data communications and agricultural biotechnology products are produced in the Province for domestic and international sale.

Value of Manufacturing Shipments

	Year Ended December 31					Compound Annual Growth Rate
	2003	2004	2005	2006	2007	2003-2007
	(Millions)
Food Processing	$2,045	$2,149	$2,049	$2,351	$2,450	4.6%
Wood	412	680	789	544	297	(7.9)%
Metal Fabrication	407	499	534	675	701	14.6%
Machinery	697	736	783	796	1,006	9.6%
Non-Metallic Minerals	n.a.	n.a.	104	160	142	n.a.
Other	4,292	5,139	5,582	5,973	6,086	9.1%
Total	$7,853	$9,203	$9,841	$10,499	$10,682	8.0%
Note: Components may not add due to rounding.
Source: Statistics Canada. Data for chemicals and chemical products, electrical and electronic products are not available from Statistics Canada. These data are now included in Other.

Service Industries

        The service industries form the largest component of the Province’s economy. Services contribute a substantial part of the Province’s economic growth and create the vast majority of jobs. Services accounted for approximately 74.4 per cent of total employment in the Province in 2006.

        This sector is comprised of six industries, namely: business, personal and community services; finance, insurance and real estate; wholesale and retail trade; transportation; communication and utilities; and, public administration.

        Of these, the biggest sector in terms of output share and employment is business, personal and community services. Output from the business, personal and community services sector accounts for one-fifth of the entire economy and approximately four out of ten jobs in the Province. This segment of the industry consists of:  education and related services; heath care institutions, including hospitals, nursing homes and welfare services; religious organizations; amusement and recreation services; business services such as management and business consultants and computer services; personal services; and, accommodation and food.

        Finance, insurance and real estate, which constitute a large component of the service-producing industries, represented 15.4 per cent of the entire Saskatchewan economy in 2007. This segment includes banks and other institutions delivering financial services, insurance carriers and agencies and real estate companies.

FINANCES OF THE GOVERNMENT

Introduction

        The Saskatchewan Government (Government) has general authority for the administration of provincial activities and functions within the Province. Responsibility for a variety of such activities and functions has been ceded to local government bodies and agencies under authority of a number of provincial statutes. Responsibilities of the Government not ceded to local government bodies are carried out directly by the Government and through a number of funds and provincial Crown corporations.

Funds

        The General Revenue Fund financial statements have been designed primarily to provide an accounting of the financial resources appropriated by the Saskatchewan Legislative Assembly. The General Revenue Fund is the general fund of the Government to which all public monies received are credited except where the Legislative Assembly has directed otherwise. Substantially all of the debt of the Government is incurred pursuant to The Financial Administration Act, 1993 and is repayable from the General Revenue Fund.

        The General Revenue Fund financial statements are not intended to be summary financial statements that provide a full accounting of the financial affairs and resources of all the entities for which the Government is responsible. Only those transactions pertaining to the receipt of money from or payment of money to the General Revenue Fund are reflected in these statements. The financial transactions of other Crown entities, such as provincial Crown corporations, agencies, boards, and commissions, are reported separately from the financial transactions of the General Revenue Fund. See the “Government of Saskatchewan Summary Financial Statements” contained within Exhibit (e) Volume 1 of the Public Accounts.

        A variety of special purpose and other funds are administered by the Government. Included within these funds are pension plans, funds held in trust for third parties under various arrangements and special purpose funds. The assets, liabilities and residual balances of these funds are maintained and reported separately from those of the General Revenue Fund.

        The General Revenue Fund’s fiscal year begins on April 1 and ends on March 31. Revenue and expenses are recorded on an accrual basis except for defined benefit pension plan costs.

        During 2004-05 the Government adopted new standards of accounting for non-financial assets recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants. Under the new recommendations, tangible capital assets, inventories held for consumption and prepaid expenses are recorded as non-financial assets and the cost of the use of these assets is recorded as an expense. Prior to 2004-05, expenditures included the cost of tangible capital assets and inventories received during the year.

        Each year the Minister of Finance presents a budget to the Legislative Assembly that provides estimates of the Government’s planned activities during the fiscal year for the General Revenue Fund. The estimates of expenses in each fiscal year are voted by the Legislative Assembly, with the exception of those expenses for which provision has been made previously by legislation, such as amounts required to service the debt of the Government.

        The accounts and financial statements of the Province are examined by the Provincial Auditor who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

General Revenue Fund Statement of Cash Requirements and Financing

        The following table summarizes cash requirements and financing of the General Revenue Fund for the five fiscal years ended March 31, 2008, and the Budget Estimate for fiscal year 2009.

General Revenue Fund Statement of Cash Requirements and Financing

	Year Ended December 31
	2004	2005	2006	2007	2008	Estimated 2009
	(Millions)
Cash Requirements
Operating Activities
Revenue	$6,558	$7,792	$8,217	$8,643	$9,847	$9,366
Expenditures	6,768	7,027	7,678	8,245	8,564	9,106
Transfers (to) from Fiscal Stabilization Fund	211	(382)	(139)	0	642	0
Transfers (to) from Saskatchewan Infrastructure Fund	0	0	0	(105)	0	0
Transfers (to) from Growth and Financial Security Fund	--	--	--	--	--	10
Budgetary Surplus (Deficit) [1]	1	383	400	293	641	250
Add (deduct) Non-Cash Items
Amortization of Foreign Exchange Gains and Losses	4	2	2	3	2	(1)
Amortization of Capital Assets	0	104	135	152	148	151
Loss on Loans and Investments	80	2	2	1	9	2
Net Change in Non-Cash Operating Activities	104	231	6	(17)	228	(40)
Earnings Retained in Sinking Funds	(47)	(43)	(63)	(46)	(46)	(46)
Adjustment to Accumulated Deficit	(46)	(6)	11	0	0	0
Cash provided by (used for) Operating Activities	96	673	493	386	341	66
Capital Activities
Acquisition of Capital Assets	0	(150)	(218)	(248)	(282)	(365)
Investing Activities
Receipts	363	450	465	270	585	486
Disbursements	583	617	567	299	507	693
Cash (required for) provided by
Investing Activities	(220)	(167)	(102)	(29)	78	(207)
Cash provided (required)	$(124)	$356	$173	$109	$778	$(256)
Financing Activities
Proceeds from Debt	$1,124	$986	$829	$1,421	$626	$911
Repayment of Debt	(642)	(1,395)	(1,014)	(1,293)	(1,071)	(733)
Proceeds from (repayment of) Debt	482	(409)	(185)	128	445	178
Increase (decrease) in Deposits Held	(209)	411	179	(850)	(74)	0
Decrease (increase) in Cash & Temporary Investments	(149)	(358)	(167)	613	414	(78)
Total Financing	$124	$(356)	$(173)	$(109)	$821	$743
[1] See Notes 1-7 commencing on page 34.

Fiscal Year 2008 Results

        On June 27, 2008, the Minister of Finance released the financial results for the General Revenue Fund (GRF) for the fiscal year ended March 31, 2008.

        Total General Revenue Fund (GRF) revenue of $9,847.1 million for the fiscal year ended March 31, 2008 increased by $1,204.1 million, or 13.9 per cent, from the previous fiscal year. The increase in revenue is due primarily to increased non-renewable resource revenue, higher tax revenue and an increase in federal transfers, primarily an increase in Equalization. General Revenue Fund expense (operating expenses plus debt servicing expenses) of $8,564.3 million increased by $319.0 million, or 3.9 per cent, over the previous year primarily due to spending increases in Health, Corrections, Public Safety and Policing, Tourism, Parks, Culture and Sport, Highways and Infrastructure, Enterprise and Innovation and Finance. The General Revenue Fund recorded a surplus of $641.4 million for fiscal year 2008 (after a transfer from the GRF to the Fiscal Stabilization Fund (FSF) of $641.4 million), compared to a GRF surplus of $292.7 million for fiscal year 2007. Net cash provided by operations and investments in fiscal year 2008 was $777.5 million, compared to net cash provided by operations and investments of $109.5 million in the previous year.

Fiscal Year 2009 Budget Estimate

        On March 19, 2008, the Minister of Finance tabled the Budget Address and Estimates for the fiscal year ending March 31, 2009. The Budget Estimates (including Further Estimates) for the General Revenue Fund for fiscal year 2009 (the Budget) project total revenue of $9,366.5 million, total expenses of $9,116.9 million, a net transfer from the newly created Growth and Financial Security Fund (GFSF) to the GRF of $0.4 million, and a budgetary surplus of $250.0 million. This is estimated to be the fifteenth consecutive balanced budget for the Province since fiscal year 1995. Net cash required for operations and investments for fiscal year 2009 is estimated to be $255.7 million.

        Operating expense in the 2008-09 Budget is estimated to be up by $792.2 million, or 10.2 per cent, from the 2007-08 Budget. This increase was applied generally across most government ministries with significant increases in the areas of: Education and Advanced Education, Employment and Labour ($317.0 million); Health ($300.1 million); Corrections, Public Safety and Policing ($30.0 million); and, Highways and Infrastructure ($24.8 million).

        Revenue in the 2008-09 Budget is estimated to be up $1,497.2 million, or 19.0 per cent, from the 2007-08 Budget. The increase is expected to be generated primarily from increased: corporation income, individual income and sales taxes; oil revenues; and, a $365 million Special Dividend from the Crown Investments Corporation of Saskatchewan (CIC). These increases are partially offset by an estimated reduction in natural gas revenue.

        2008-09 interest expense (or debt servicing costs) of $535.0 million is $25.0 million, or 4.5 per cent, lower than the 2007-08 Budget primarily due to reduced in-year borrowing requirements.

        2008-09 borrowing requirements are estimated at $910.9 million; $376.0 million for government requirements, primarily refinancing maturing debt, and $534.9 million for Crown corporations. Debt retirement is estimated at $732.9 million, resulting in an increase in gross debt of $178.0 million.

        The 2009 Budget estimates total debt (gross debt plus guaranteed debt less equity in sinking funds) at March 31, 2009 to be $10,491.3 million compared to $10,385.3 million forecast at March 31, 2008, an increase of $106.0 million, or 1.0 per cent. Government total debt is estimated to be $6,664.7 million at March 31, 2009 compared with $6,871.9 million forecast at March 31, 2008, a decrease of $207.2 million. The decrease in estimated government total debt is primarily due to the operating surplus. Crown corporation total debt is estimated to be $3,826.6 million at March 31, 2009 compared with $3,513.4 million forecast at March 31, 2008, an increase of $313.2 million.

        During the period April 1, 2008 to October 31, 2008, the Government issued and sold debentures and bonds totalling $277.0 million. On April 2, 2008, the Government issued $250 million 4.75 per cent debentures in the Canadian public market due June 1, 2040. On July 3, 2008, the Government issued $23.684 million 4.705 per cent debentures to the Canadian Pension Plan Investment Board (CPPIB) due July 11, 2038. On July 15, 2008, the Government issued $3.32 million 5 year, 2.5 per cent Series 17 Saskatchewan Savings Bonds and redeemed $26.09 million of previous series savings bonds, for a net reduction in savings bonds outstanding of $22.77 million.

        The 2008-09 Budget continues reporting Summary Financial Budget details that provide a bottom line forecast for all entities over which the Government has control, such as Crown corporations and other entities. The Budget uses a full accrual accounting model for reporting capital costs in both the GRF and the Summary Financial Statements. Since 2004-05, under this full accrual accounting model, the full cost of capital is no longer included in the expenses within the fiscal year. Rather, the capital is included as part of the Government’s assets. The annual cost of using the asset (i.e. amortization) is recognized as an expense in the annual spending.

        In 2004-05 the Government introduced the new Statement of Change in Net Debt. The Government’s change in net debt is a measure of whether the revenues raised were sufficient to cover government spending. This Statement effectively tracks what were previously referred to as the surplus or deficit and the accumulated deficit (i.e. net debt) under the previous accounting model. Net Debt is forecast to be $6.2 billion at March 31, 2009, $0.3 billion or 4.2 per cent lower than the 2007-08 Budget estimate.

Fiscal Year 2009 1st Quarter Report

        On July 31, 2008, the Minister of Finance released the 1st Quarter Financial Report for the fiscal year ending March 31, 2009. The Report forecasts total revenue of $12,463.4 million, total expenses of $9,444.3 million, a pre-transfer surplus of $3,019.1 million, total transfers to the Growth and Financial Security Fund (GFSF) of $1,509.6 million and a budgetary surplus of $1,509.6 million.

        Total revenues are forecast to be up $3,096.9 million from Budget almost entirely due to substantial increases in non-renewable resource revenue as a result of much higher prices. Total expenses are forecast to be up $327.4 million from Budget reflecting a forecast decrease of $25.0 million in debt service costs offset by increased spending in Health, Agriculture, First Nations and Metis Relations along with a transfer of $240.0 million to CIC for federal carbon capture funding.

        Total debt is forecast to be $8.6 billion, down $1,658.2 million from actual 2007-08 reflecting a $492.8 million increase in Crown corporation debt and a $2,151.0 million decrease in government purpose debt. Under The Growth and Financial Security Act which came into force on May 14, 2008, one half of the pre-transfer surplus of the GRF must be allocated to the Debt Retirement Fund. Thus, government purpose debt is forecast to decline by one-half of the actual 2007-08 pre-transfer surplus of $1,282.8 million, or $641.4 million, plus one-half of the current 2008-09 forecast pre-transfer surplus of $3,019.1 million, or $1,509.6 million.

General Revenue Fund Revenue

        The General Revenue Fund receives revenue from taxes, non-renewable resources, other provincial sources and other governments.

        The following table sets forth General Revenue Fund revenue by major sources for each of the previous five fiscal years ended March 31, 2008, and the Budget Estimate for fiscal year 2009. Also included is the percentage composition of major revenue sources for the Budget Estimate for fiscal year 2009.

General Revenue Fund Revenue 1

	Fiscal Year Ended March 31
	2004	2005	2006	2007	Actual 2008	Budget Estimate 2009	Percentage of Total Revenue 2009
	(Thousands)
Taxation
Corporation Capital	$371,479	$381,289	$524,650	$513,458	$430,604	$444,100	4.7%
Corporation Income	310,573	257,679	393,629	554,001	673,641	616,500	6.6
Individual Income	1,245,763	1,329,081	1,447,905	1,668,538	1,938,258	1,932,000	20.6
Sales	854,480	985,079	1,112,350	1,079,794	995,995	979,800	10.5
Fuel	356,773	361,039	376,426	383,576	406,434	413,300	4.4
Tobacco	176,747	187,029	171,107	190,334	190,412	183,800	2.0
Other	81,881	88,019	89,751	94,844	98,129	109,500	1.2
Total	3,397,696	3,589,215	4,115,818	4,484,545	4,733,473	4,679,000	50.0%
Non-Renewable Resources
Oil	774,488	906,938	1,124,952	1,318,852	1,665,267	1,054,600	11.2%
Potash	120,179	305,494	277,967	161,729	432,770	352,600	3.8
Crown Land Sales [2]	0	0	0	0	0	192,500	2.0
Natural Gas	210,455	212,440	269,074	165,131	133,780	118,000	1.3
Other	35,840	49,319	49,106	48,540	93,299	189,200	2.0
Total	1,140,962	1,474,191	1,721,099	1,694,252	2,325,116	1,906,900	20.3%
Transfers from Government
Entities and Other Revenues
Crown Investments Corporation [3]	200,000	268,000	221,000	167,000	200,000	550,000	5.9%
Liquor & Gaming Authority	360,766	361,044	351,673	370,053	399,531	383,600	4.1
Other Enterprises and Funds	53,484	55,420	41,214	50,043	53,623	34,800	0.4
Motor Vehicles Fees	119,412	121,549	135,183	138,908	140,631	141,500	1.5
Sales, Services, and Service Fees	91,960	84,548	89,389	93,332	94,936	91,100	1.0
Licences and Permits	46,426	54,154	41,800	36,787	35,927	34,700	0.4
Other Own-Source Revenue	114,740	117,400	235,011	219,297	261,347	159,400	1.7
Total	986,788	1,062,115	1,115,270	1,075,420	1,185,995	1,395,100	14.9%
Transfers from the
Federal Government
Equalization	41,284	581,570	88,672	12,723	226,146	0	0.0%
Canada Health and
Social Transfer [4]	750,558	0	0	0	0	0	0.0
Canada Health Transfer	0	452,396	659,558	716,775	739,648	810,900	8.7
Canada Social Transfer	0	262,742	298,756	323,599	325,098	335,000	3.6
Health Reform Fund	0	46,732	0	0	0	0	0.0
Other Federal Payments	241,110	322,859	218,379	335,732	311,669	239,600	2.6
Total	1,032,952	1,666,299	1,265,365	1,388,829	1,602,561	1,385,500	14.8%
Total General Revenue
Fund Revenue	$6,558,398	$7,791,820	$8,217,552	$8,643,046	$9,847,145	$9,366,500	100%
[1] See "General Revenue Fund Statement of Operations and Accumulated Deficit" commencing on page 36.
[2] Prior to 2008-09, Crown Land Sales were included in Oil revenues. Prior years have not been restated.
[3] The 2009 Budget Estimate includes a $365 million Special Dividend.
[4] In 2004-05, the Canada Health and Social Transfer was separated into the Canada Health Transfer and the Canada Social Transfer.

        Actual General Revenue Fund revenue for fiscal year 2008 increased by $1,204.1 million, or 13.9 per cent, from fiscal year 2007 to $9,847.1 million. Total General Revenue Fund revenue for 2008-09 is estimated at $9,366.5 million, an increase of $1,497.2 million, or 19.0 per cent, from the 2007-08 Budget Estimate.

        Taxation.   Provincial taxes include personal and corporate income taxes, corporate capital taxes and sales, tobacco, fuel and other taxes. Tax revenue is estimated to total $4,679.0 million, or 50.0 per cent, of total General Revenue Fund revenue for 2008-09, an increase of $574.1 million, or 14.0 per cent, from the 2007-08 Budget Estimate. The increase is primarily due to higher corporate income, individual income and sales tax revenue.

        Non-Renewable Resources.   Non-renewable resource revenue is collected by the Government in respect of the production of crude oil, natural gas, potash, uranium and other minerals. Non-renewable resource revenue is estimated to total $1,906.9 million, or 20.3 per cent, of General Revenue Fund revenue for 2008-09, an increase of $391.5 million, or 25.8 per cent, from the 2007-08 Budget Estimate. The increase is primarily due to revised revenues for oil reflecting higher prices.

        Transfers from Government Entities and Other Revenues.   Transfers from Government entities and other revenues include dividends from Provincial Crown Entities, motor vehicle fees, charges for service, licenses and permits and others. These revenues of the Province are estimated at $1,395.1 million, or 14.9 per cent, of General Revenue Fund revenue for 2008-09, an increase of $424.6 million, or 43.8 per cent, from the 2007-08 Budget Estimate. The change is primarily due to a special transfer from the Crown Investments Corporation of Saskatchewan (CIC).

        Transfers from Crown Entities have been principally from CIC and the SLGA. The Government determines the timing and level of transfers from CIC to the extent of available income or surplus. The Budget Estimate includes a provision for a CIC regular dividend of $185.0 million in 2008-09 as compared to the $200.0 million contained in the 2007-08 Budget Estimate and a special dividend of $365.0 million related to sale of a Crown asset. The transfer from the SLGA includes net income for the year. In 2008-09, this amount is estimated to be $383.6 million.

        Transfers from the Federal Government.   Transfers from the Government of Canada consist of payments made to the Province to assist in financing a number of programs. Transfer payments from the federal government are estimated to total $1,385.5 million, or 14.8 per cent, of General Revenue Fund revenue in 2008-09, an increase of $107.0 million, or 8.4 per cent from the 2007-08 Budget Estimate.

        One component of federal transfer payments to Saskatchewan is Equalization which was previously made to those provinces that had a below average capacity to raise revenue based on a five-province standard. Beginning in 2007-08 this determination is now based on a new Equalization formula.

        The new formula uses a ten-province standard and allows for the exclusion of 100 per cent of natural resource revenue when determining provincial entitlements. Entitlements are then limited by a fiscal capacity cap that requires the inclusion of 100 per cent of provincial natural resource revenue and limits each province’s entitlement to the level of the lowest non-receiving province. Total provincial Equalization entitlements for 2008-09 are announced to be approximately $14.1 billion.

        Saskatchewan received $226.1 million in Equalization entitlements in 2007-08 and will receive $0 in 2008-09 due to the recent strength of the province’s natural resource revenues.

        Unconditional federal transfer payments made under the Canada Health Transfer (CHT) and Canada Social Transfer (CST) are authorized by the Federal-Provincial Fiscal Arrangements Act, 1977. These federal programs provide “block funding” to all provinces in support of health care, post-secondary education and social assistance. There is no link between provincial expenditures and these transfers. Combined, these transfers are expected to be $1,145.9 million for 2008-09, an increase of $47.3 million, or 4.3 per cent, from the 2007-08 Budget Estimate of $1,098.6 million.

        The 2008-09 CHT Budget Estimate is $810.9 million, $50.2 million higher than the 2007-08 Budget Estimate. The increase is largely due to a 6 per cent increase in the federal CHT program. The payment increased further due to changes in provincial population and the value of Saskatchewan’s tax points.

        The 2008-09 CST Budget Estimate is $335.0 million, $2.9 million lower than the 2007-08 Budget Estimate. The decline is due to the CST program changing from an equal per capita cash plus tax transfer to an equal per capita cash transfer. A federal floor payment protected Saskatchewan from the full effect of the change.

General Revenue Fund Expense

        The following table provides a breakdown of the General Revenue Fund expense on government programs and services for the five fiscal years ended March 31, 2008, and includes the Budget Estimate for fiscal year 2009.

General Revenue Fund Expense 1, 2, 3
(unaudited)

	Fiscal Year Ended March 31
	2004	2005	2006	2007	Actual 2008	Budget Estimate 2009	Percentage of Total Revenue 2009
	(Thousands)
Agriculture and Food	$332,388	$391,566	$422,390	$369,995	$302,197	$302,805	3.3%
Community Resources	605,027	603,048	630,819	711,193	615,032	631,446	6.9
Environment	178,335	133,171	146,030	194,151	174,921	186,167	2.0
Finance	235,598	242,537	247,447	258,964	284,463	298,534	3.3
Servicing the Public Debt	602,702	578,847	544,666	538,303	528,185	535,000	5.9
Health	2,515,823	2,773,961	2,990,625	3,202,965	3,504,333	3,745,333	41.1
Highways and Transportation	293,732	255,249	263,938	307,310	353,684	372,090	4.1
Justice	194,659	202,314	217,415	237,622	129,189	129,542	1.4
Education [5]	1,256,112	1,299,940	1,472,946	1,667,504	1,645,114	1,947,328	21.4
Other Expense	554,039	546,070	741,810	757,245	1,027,158	968,635	10.6
Total	$6,768,415	$7,026,703	$7,678,086	$8,245,252	$8,564,276	$9,116,880	100.0%
[1] See "General Revenue Fund Statement of Operations and Accumulated Deficit" commencing on page 36.
[2]  Effective April 1, 2004, Budget estimates are provided on an expense basis. Actuals for prior years are provided on an expenditure basis and have not been restated to conform to the current year presentation. Refer to page 17 for an explanation of the change to the expense basis of presentation.
[3]  Due to a government reorganization, 2008 Actual and 2009 Budget Estimate are stated on the new ministry structure of government.
Actual expenses prior to 2008 have not been restated and remain based on the old departmental structure of government.
[4] 2009 Budget Estimate was revised by 2009 Further Estimates.
[5] Includes the Ministries of Advanced Education, Employment and Labour and Education (including Teachers' Pensions and Benefits).

        In fiscal year 2009, 73.7 per cent of the General Revenue Fund estimated total expense is for transfer payments to individuals (e.g. social assistance) or organizations such as health authorities, school boards, and municipalities for their operating, pension and capital requirements. Government organizations account for 14.0 per cent of the estimated expense, 4.9 per cent is for benefits and pensions and 1.5 per cent is for the amortization of government owned assets and infrastructure. The remaining 5.9 per cent of the estimated total expense is for servicing government debt. General Revenue Fund expenses do not include debt servicing costs incurred by the Government on behalf of Crown entities which are responsible for reimbursing the General Revenue Fund.

        Agriculture.   The Ministry’s estimated total expense for fiscal year 2009 is $302.8 million, an increase of $1.8 million, or 0.6 per cent, from the fiscal year 2008 estimate. The increase largely reflects higher crop insurance program premiums due to higher forecast grain prices.

        Social Services.  The Ministry’s estimated total expense for fiscal year 2009 is $631.4 million, an increase of $9.7 million, or 1.6 per cent, from the fiscal year 2008 estimate. The increase primarily reflects increases for child protection, foster care and extended family care.

        Education (includes Advanced Education, Employment and Labour, Education and Teachers’ Pensions and Benefits).  The estimated total expense for fiscal year 2009 is $1,947.3 million, an increase of $317.0 million, or 19.4 per cent, from the fiscal year 2008 estimate. The increase primarily reflects increased funding for major capital and infrastructure upgrades, education property tax relief, school operating funding, the Teachers’ Superannuation Plan and a continued tuition freeze.

        Environment.  The Ministry’s estimated total expense for fiscal year 2009 is $186.2 million, an increase of $13.7 million, or 7.9 per cent, from the fiscal year 2008 estimate. The increase primarily reflects funding for Green Initiatives and recycling programs.

         Finance.  The Ministry’s estimated total expense for fiscal year 2009 is $298.5 million, an increase of $12.2 million, or 4.3 per cent, from the fiscal year 2008 estimate due mainly to increased costs for pension and benefit programs.

        Servicing Government Debt.  Costs for servicing government debt for fiscal year 2009 are estimated to be $535.0 million, a decrease of $25.0 million, or 4.5 per cent, from the fiscal year 2008 estimate. The decrease is mainly due to reduced in-year borrowing requirements.

        Health.   The Ministry’s estimated total expense for fiscal year 2009 is $3,745.3 million, an increase of $300.1 million, or 8.7 per cent, from the fiscal year 2008 estimate. The increase primarily reflects increased funding for regional health facility and equipment capital, health worker compensation, non-salary inflation and the Saskatchewan Prescription Drug Plan.

        Highways and Infrastructure.   The Ministry’s estimated total expense for fiscal year 2009 is $372.1 million, an increase of $24.8 million, or 7.1 per cent, from the fiscal year 2008 estimate. The increase primarily reflects increased funding for surface preservation.

        Justice and Attorney General.  The Ministry’s estimated total expense for fiscal year 2009 is $129.5 million, an increase of $4.4 million, or 3.5 per cent, from the fiscal year 2008 estimate due largely to salary and operating increases.

        Other Expenses.  The other category includes expenses for industry and economic development, government relations, aboriginal affairs and ministries serving central government functions. The category’s estimated total expense for fiscal year 2009 is $968.6 million, an increase of $108.4 million, or 12.6 per cent, from the fiscal year 2008 estimate primarily due to increases for municipal revenue sharing, policing, corrections, gaming agreements and tourism.

Transfers To (From) The Fiscal Stabilization Fund

        The 2000-01 Budget established the Fiscal Stabilization Fund (FSF) to safeguard the fiscal position of the Province from year to year. The FSF was established through legislation with an initial appropriation from the General Revenue Fund of $775.0 million in fiscal year 2001. The 2008-2009 Budget estimated no transfers to/from the FSF in fiscal year 2009.

        The Growth and Financial Security Act, passed on May 14, 2008, repealed The Balanced Budget Act, The Fiscal Stabilization Fund Act, and The Infrastructure Fund Act. On the coming into force of The Growth and Financial Security Act, the balance in the FSF was transferred to the Growth and Financial Security Fund (GFSF).

        The following table displays transfers to and from the FSF for the five fiscal years ended March 31, 2008 and includes the Budget Estimate for fiscal year 2009. Transfers into the FSF are shown as a positive number and transfers from the FSF are shown as a negative number.

Transfers To (From) The Fiscal Stabilization Fund

	Fiscal Year Ended March 31
	2004	2005	2006	2007	2008	Budget Estimate 2009
	(Thousands)
Fiscal Stabilization Fund	$(211,000)	$382,500	$139,000	$0	$641,434	N/A

Transfers To (From) The Saskatchewan Infrastructure Fund

        The Saskatchewan lnfrastructure Fund (SIF) was established at mid-year 2006-07 to support the provision of public infrastructure. The SIF was established through legislation with an initial appropriation from the General Revenue Fund of $100.0 million in fiscal year 2007. The 2008-2009 Budget estimated no transfers to/from the SIF in fiscal year 2009. On the coming into force of The Growth and Financial Security Act, the balance in the SIF was transferred to the GFSF.

        The following table displays transfers to and from the SIF for the five fiscal years ended March 31, 2008 and includes the Budget Estimate for fiscal year 2009. Transfers into the SIF are shown as a positive number and transfers from the SIF are shown as a negative number.

Transfers To (From) The Saskatchewan Infrastructure Fund

	Fiscal Year Ended March 31
	2004	2005	2006	2007	2008	Budget Estimate 2009
	(Thousands)
Saskatchewan Infrastructure Fund	N/A	N/A	N/A	$105,090	$0	N/A

Transfers To (From) The Growth and Financial Security Fund

        The Growth and Financial Security Fund (GFSF), was established with the passage of The Growth and Financial Security Act on May 14, 2008. The purpose of the GFSF is to assist in the achievement of the Government of Saskatchewan’s long-term objectives by providing for financial security of the Government of Saskatchewan from year to year and to provide a source of funds that are to be available for appropriation to be used for programs of the Government of Saskatchewan identified as promoting or enhancing the economic development of Saskatchewan. On the coming into force of The Growth and Financial Security Act, the balances in the Fiscal Stabilization Fund and the Saskatchewan Infrastructure Fund were transferred to the Growth and Financial Security Fund. The 2008-2009 Budget (including Further Estimates) estimated a net transfer of $0.4 million from the GFSF to the General Revenue Fund in fiscal year 2009.

        The following table displays transfers to and from the GFSF for the five fiscal years ended March 31, 2008 and includes the Budget Estimate for fiscal year 2009. Transfers into the GFSF are shown as a positive number and transfers from the GFSF are shown as a negative number.

Transfers To (From) The Growth and Financial Security Fund

	Fiscal Year Ended March 31
	2004	2005	2006	2007	2008	Budget Estimate 2009
	(Thousands)
Growth and Financial Security Fund	N/A	N/A	N/A	N/A	N/A	$(380)

General Revenue Fund Investing Activities

        Investing activities of the General Revenue fund include loans to and investments in Crown entities and other organizations, individuals and agricultural land held for resale. Cash provided by investing activities for fiscal year 2008 was $77.8 million as compared to $29.4 million required in fiscal year 2007. Cash required for investing activities for fiscal year 2009 is estimated at $207.1 million. The changes in 2007 and 2008 are related primarily to changes in loans to Crown corporations and other loans.

Financing and Debt Management

        Saskatchewan’s financing activities involve the raising of funds through the issue and sale of Province of Saskatchewan securities, changes in deposits held and changes in cash and temporary investments. Funds raised are used to assist in the financing of the capital budgets of, and to provide a temporary credit facility for, Crown corporations as well as for general government purposes (which includes General Revenue Fund operations and other non-Crown corporation agencies). Crown corporations are responsible for reimbursing the General Revenue Fund for the costs of servicing the interest and principal associated with debt borrowed on their behalf. In addition to direct borrowing in the name of the Province, the Government provides loan guarantees for certain purposes such as bonds issued in the name of Crown corporations that are offered for sale to Saskatchewan residents.

        At March 31, 2008, gross debt of the General Revenue Fund amounted to $11,577.9 million as compared to $12,057.3 million at March 31, 2007. Approximately 32 per cent of the gross debt of the General Revenue Fund at March 31, 2008, was reimbursable from and was incurred for Crown corporations. Approximately 68 per cent of the General Revenue Fund gross debt at March 31, 2008, was incurred for general government purposes.

        Approximately 98 per cent of the gross debt of the General Revenue Fund was denominated in Canadian dollars while about 2 per cent was denominated in U.S. dollars at March 31, 2008. Included in the debt denominated in Canadian dollars are certain financing transactions that involved borrowing in foreign currencies and swapping or hedging the liability into Canadian dollars to eliminate the foreign exchange rate risk to the General Revenue Fund. (Foreign exchange adjustments resulted in a decrease in gross debt of $34.4 million at March 31, 2008, compared to a decrease of $3.9 million at March 31, 2007).

        Securities issued and sold include Province of Saskatchewan promissory notes and debentures. At March 31, 2008, promissory notes and debentures outstanding were $430.0 million and $11,147.9 million, respectively. Promissory notes and debentures outstanding at March 31, 2007, were $223.2 million and $11,834.1 million, respectively.

        During fiscal year 2008, the Government issued and sold $343.7 million in debentures for general government purposes. During the same period, the Government redeemed outstanding debentures issued for general government purposes totalling $638.8 million.

        During the year, $75.5 million in debentures were issued and sold for the purposes of Crown corporations. Redemptions of debentures issued for Crown corporations amounted to $432.3 million during fiscal 2008 and promissory notes outstanding for Crown corporations increased by $206.8 million.

        The Government’s sinking funds totalled $1,359.3 million at March 31, 2008. Contributions to the Government’s sinking funds amounted to $128.5 million in fiscal year 2008.

        The following table sets forth the debt of the General Revenue Fund (including guarantees) for the five fiscal years ended March 31, 2008.

	Total Debt [1]
	At March 31
	2004	2005	2006	2007	2008
	(Thousands)
Promissory Notes
(for the purpose of)
Crown Corporations [2]	$204,826	$202,626	$150,760	$109,660	$316,702
General Government Purposes [3]	30,174	74	40	113,540	113,298
Total [4]	235,000	202,700	150,800	223,200	430,000
Debentures
(for the purpose of)
Crown Corporations [2]	3,618,515	3,616,114	3,788,094	3,799,607	3,442,836
General Government Purposes [3]	8,737,885	8,254,082	7,994,414	8,034,489	7,705,073
Total	12,356,400	11,870,196	11,782,508	11,834,096	11,147,909
Gross Debt	12,591,400	12,072,896	11,933,308	12,057,296	11,577,909
Less: Equity in Sinking Funds
(for the purpose of)
Crown Corporations	211,114	235,376	307,869	352,199	365,210
General Government Purposes [3]	736,422	708,582	797,231	903,091	994,048
Total	947,536	943,958	1,105,100	1,255,290	1,359,258
	11,643,864	11,128,938	10,828,208	10,802,006	10,218,651
Guaranteed Debt	113,408	55,996	46,122	34,359	25,227
Debt plus Guaranteed Debt	$11,757,272	$11,184,934	$10,874,330	$10,836,365	$10,243,878
[1] Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 of each year.
[2] These enterprises are responsible for reimbursing the General Revenue Fund for the repayment of principal and interest.
[3] Debt for General Government Purposes is incurred for the general purposes of, and is repayable out of, the General Revenue Fund.

        The following table sets forth the allocation of gross debt of the General Revenue Fund for the five fiscal years ended March 31, 2008.

	Gross Debt by Allocation [1]
	At March 31
	2004	2005	2006	2007	2008
	(Thousands)
Crown Corporations
Agricultural Credit Corporation of Saskatchewan	$9,100	$0	$0	$0	$0
Information Services Corporation of Saskatchewan	60,880	47,000	36,500	24,547	13,547
Investment Saskatchewan Inc.	20,919	20,919	20,919	10,919	3,919
Municipal Financing Corporation of Saskatchewan	14,391	12,148	13,301	22,276	26,230
Saskatchewan Crop Insurance Corporation	177,000	221,579	153,000	115,800	100,000
Saskatchewan Housing Corporation	83,004	83,004	83,004	83,004	83,004
Saskatchewan Opportunities Corporation	156,968	0	3,000	18,000	31,844
Saskatchewan Power Corporation	2,093,792	2,236,451	2,457,131	2,525,322	2,359,597
Saskatchewan Property Management Corporation	5,500	0	0	0	0
Saskatchewan Telecommunications
Holding Corporation	412,521	393,574	393,574	360,976	347,379
Saskatchewan Water Corporation	57,579	60,336	33,391	34,970	41,074
SaskEnergy Incorporated	731,687	743,729	745,034	713,453	752,944
Total Crown Corporations	3,823,341	3,818,740	3,938,854	3,909,267	3,759,538
General Government Purposes	8,768,059	8,254,156	7,994,454	8,148,029	7,818,371
Gross Debt	$12,591,400	$12,072,896	$11,933,308	$12,057,296	$11,577,909
[1] Debt repayable in foreign currency has been restated in Canadian dollar equivalents based on the exchange rate in effect on March 31 each year.

        The following table sets forth the composition of debentures issued and redeemed by the General Revenue Fund for the five fiscal years ended March 31, 2008.

Composition of Debentures Issued and Redeemed 1
(unaudited)

	Fiscal Year Ended March 31
	2004	2005	2006	2007	2008
	(Millions)
Total Debentures Issued	$1,124.4	$986.5	$829.5	$1,348.8	$419.2
Total Debentures Redeemed	480.0	1,362.6	962.5	1,293.3	1,071.0
Increase (Decrease) in Debentures	$644.4	$(376.1)	$(133.0)	$55.5	$(651.8)
[1] All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The following table sets forth the composition of outstanding debentures of the General Revenue Fund for the five fiscal years ended March 31, 2008.

Composition of Debentures Outstanding 1

	Fiscal Year Ended March 31
	2004	2005	2006	2007	2008
	(Millions)
Debentures Outstanding
To the Public	$11,274.8	$10,892.9	$10,897.1	$10,982.7	$10,349.3
To the Canada Pension Plan	1,081.6	977.3	885.4	851.4	798.6
Other Obligations	0.0	0.0	0.0	0.0	0.0
Total	$12,356.4	$11,870.2	$11,782.5	$11,834.1	$11,147.9
[1] All foreign currency debt has been stated in the equivalent Canadian funds based on the exchange rate in effect on March 31 of each year.

        The Canada Pension Plan (“CPP”) is a compulsory national pension plan in which residents of all provinces, except Quebec, participate. Prior to January 1, 1998, surplus contributions to the CPP were invested in non-marketable securities issued by participating provinces, provincially guaranteed Crown corporations and the federal government. The rate of interest charged by the CPP was generally lower than the rate available to the Saskatchewan government in the public market for debt of comparable maturity as CPP rates were based on the federal government long term, public market borrowing costs.

        In 1997, the federal government passed legislation which took effect January 1, 1998 and changed the nature of CPP borrowing. The legislation specifies that surplus CPP funds must be invested in a diversified portfolio of securities, at arm’s length from government. While provinces continue to have access to CPP funds, they are now required to pay rates comparable to their own cost of borrowing, rather than the federal long term rate.

        Provincial securities sold to the CPP prior to July 1, 2005 are payable 20 years after their respective dates of issue. Effective July 1, 2005, no new loan capital is available to provinces. However, provinces are permitted to roll over maturing securities and may choose the term of the new securities within the parameters of not less than five years and not more than 30 years.

        The securities are not negotiable, transferable or assignable but, if issued prior to July 1, 2005, may be redeemed by the CPP in whole or in part, before maturity, under certain circumstances. The securities are callable in whole or in part, before maturity, at the option of the Province.

        The following table summarizes various Provincial Government debt indicators at year end for the five fiscal years ended March 31, 2008.

Debt Indicators
(unaudited)

	At March 31
	2004	2005	2006	2007	2008
Total debt of the General Revenue Fund
Per Capita [1]	$11,818	$11,298	$11,012	$10,870	$10,276
As a Percentage of Saskatchewan Gross Domestic
Product [2]	32.0%	27.9%	25.0%	23.6%	20.1%
Total debt of the General Revenue Fund -
General Government Purpose Portion [3]
Per Capita [1]	$8,181	$7,677	$7,334	$7,301	$6,870
As a Percentage of General Revenue Fund Revenue	124.1%	97.5%	88.1%	84.2%	72.9%
As a Percentage of Saskatchewan Gross Domestic
Product [2]	22.2%	19.0%	16.6%	15.9%	13.4%
Annual Interest Payments on the General
Government Purpose Portion of Gross Debt of
the General Revenue Fund
As a Percentage of General Revenue Fund Revenue	9.2%	7.4%	6.6%	6.2%	5.6%
[1] Debt plus guaranteed debt per capita for 2004 through 2008 are calculated by dividing the debt at March 31 by the population of the Province on July 1 of the same calendar year.
[2] Debt plus guaranteed debt as a percentage of Saskatchewan's GDP are calculated by dividing the debt at March 31 by the Province's current GDP for the previous calendar year.
[3]  Debt plus guaranteed debt of the General Revenue Fund - General Government Purpose Portion does not include debt incurred by the
General Revenue Fund on behalf of Crown entities for which the crown entities are responsible for reimbursing the General Revenue Fund.

        The following table sets forth the debt maturity schedule, by principal amount and currency of payment, of the General Revenue Fund gross debt at March 31, 2008.

Debt Maturity Schedule

Fiscal Year ending March 31	Canadian Dollar Debt	U.S. Dollar Debt (Canadian Dollars)[1]	Total (Canadian Dollars)
	(Thousands)
2009	$1,044.4	$0.0	$1,044.4
2010	933.4	0.0	933.4
2011	651.0	0.0	651.0
2012	265.4	0.0	265.4
2013	1,165.9	0.0	1,165.9
1 - 5 years	$4,060.1	$0.0	$4,060.1
2014-2018	2,704.3	51.4	2,755.7
2019-2023	1,180.3	231.3	1,411.6
2024-2028	226.4	0.0	226.4
2029-2033	1,185.0	0.0	1,185.0
2034-2038	1,289.1	0.0	1,289.1
After 2038	650.0	0.0	650.0
	$11,295.2	$282.7	$11,577.9
[1] Debentures repayable in U.S. dollars of $275.0 million have been converted to Canadian dollars at the exchange rate in effect at March 31, 2008. (U.S. dollars - $1.0279)

        The following table sets forth the General Revenue Fund gross debt characteristics at March 31, 2008.

Debt Characteristics
(unaudited)

	As a Percentage of Total	Weighted Average Term To Maturity [1] (years)	Weighted Average Interest Rate [1]
Public Debentures [2]	89%	12.38	6.48%
Canada Pension Plan Debentures	7%	6.57	8.00%
Promissory Notes	4%	0.04	2.32%
Gross Debt	100%	11.52	6.43%
[1] Weighted by the total principal amount of each loan issue.
[2] Includes other debentures.

        Interest on the General Revenue Fund debt amounted to $787.2 million in fiscal year 2008. Of this amount, $266.5 million ($4.6 million short term and $261.9 million long term) was reimbursed by the Crown corporations. The non-reimbursable portion of gross interest expense was $520.7 million.

        Debt guaranteed by the General Revenue Fund amounted to $25.2 million at March 31, 2008, compared to $34.4 million at March 31, 2007. This decrease was due primarily to debt reduction of $6.1 million in NewGrade Energy Inc. (NewGrade) ($0.0 million debt outstanding at March 31, 2008).

        The following table sets forth this guaranteed debt for the five fiscal years ended March 31, 2008.

Guaranteed Debt

	At March 31
	2004	2005	2006	2007	2008
	(Millions)
Guaranteed Debt	$113.4	$56.0	$46.1	$34.4	$25.2

        Guaranteed debt is reported net of loss provisions (2008 — $0.5 million; 2007 — $0.5 million; 2006 — $0.5 million; 2005 — $1.4 million; 2004 — $1.5 million).

        The major decrease in guaranteed debt between March 31, 2004, and March 31, 2008, is due to the elimination of the liability for NewGrade debt ($42.2 million) and the elimination of the liability for Saskferco Products Inc. debt ($36.1 million).

        Authority for the Government to guarantee the debt of others must be provided in specific legislation since no general statutory authority exists. The Financial Administration Act, 1993 provides that no department, board, commission or agent of the Government shall provide a guarantee or a program of guarantees of loans or other liabilities by which guarantee or program of guarantees the Government of Saskatchewan would be liable to make any payment with respect to the loans or liabilities, unless the guarantee or program of guarantees, as the case may be, has received the prior approval of the Minister of Finance. Certain Crown corporations located within the Province are separately authorized to provide guarantees of the debt of others. Such guarantees are not contingent liabilities of the General Revenue Fund, and the amounts so guaranteed are not included in the above table or in the financial statements of the General Revenue Fund.

        The Government of Saskatchewan provided Royal Trust with a guarantee and indemnity in 1983 respecting the liability and obligations of CIC Mineral Interest Corporation pursuant to each of two lease agreements of CIC Mining Corporation (previously the Potash Corporation of Saskatchewan Mining Limited) for the purchase of mining equipment. The Government has been released from all such guarantees but remains contingently liable for indemnity related to damages caused by the equipment and provisions governing the payment of taxes for the period during which its guarantees to Royal Trust were in place.

Debt Record

        The Government has always paid the full face amount of the principal of and interest on every direct obligation issued by it and every indirect obligation on which it has been required to meet its guarantee, all promptly when due in the lawful currency of the country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Other Public Sector Debt

        The General Revenue Fund financial statements do not disclose the debt of all public entities located within the Province. Responsibility for a variety of provincial functions and powers has been transferred to local government bodies, including regional health authorities, municipalities, school boards and certain other local authorities. Regional health authorities may raise money for their purposes through certain service charges. The authorities have power to borrow money up to a prescribed amount above which the approval of the Minister of Health is required. Other local bodies raise money for their purposes, in the case of municipalities by way of direct levy on persons or property within their jurisdiction or, in other cases, by requisition on municipalities, and may have power to borrow money, subject to the approval of the Saskatchewan Municipal Board. The Saskatchewan Municipal Board is an autonomous regulatory body established by Provincial statute with broad powers to regulate local government activity.

        Notwithstanding that significant financial assistance for operating and capital expenditures is made available to local government bodies by appropriation of the Legislative Assembly, the activities of local government bodies, including borrowing, are conducted independently of the Government. The Government is not directly or contingently liable for debt incurred by these bodies (with the exception of certain debt of certain regional health authorities), and, relative to the gross debt of the General Revenue Fund and the GDP of the Province, debt incurred by these bodies is not significant.

GENERAL REVENUE FUND SUPPLEMENTARY FINANCIAL INFORMATION

        The information contained in the following tables and notes, except for information marked as unaudited, has been derived from the financial statements of the General Revenue Fund, which have been examined by the Provincial Auditor for the five years ended March 31, 2008.

Government of the Province of Saskatchewan

General Revenue Fund Statement of Financial Position 1-7

	At March 31
	2004	2005	2006	2007	2008
	(Thousands of dollars)
Financial Assets
Cash and temporary investments	$501,675	$859,587	$1,027,206	$414,469	$821,475
Prepaid expenses	2,221	0	0	0	0
Accounts receivable	575,364	657,480	629,062	700,198	736,377
Agricultural land held for resale	108,086	106,508	105,343	103,447	98,998
Deferred charges	50,014	55,442	39,382	22,335	19,236
Loans to Crown corporations	3,612,227	3,583,364	3,630,985	3,557,068	3,394,328
Other loans	121,478	128,911	132,192	129,767	129,635
Equity investment in Crown Investments
Corporation of Saskatchewan	1,181,152	1,181,152	1,181,152	1,181,152	1,181,152
Total Financial Assets	6,152,217	6,572,444	6,745,322	6,108,436	6,381,201
Liabilities
Accounts payable and accrued liabilities	983,792	1,300,639	1,339,590	1,384,259	1,653,449
Deposits held	570,798	981,615	1,161,000	310,893	385,388
Unearned revenue	57,798	62,776	69,298	69,520	72,823
Public Debt (net of sinking fund equity)	11,643,864	11,128,938	10,828,208	10,802,006	10,218,651
Unamortized foreign exchange gain (loss)	(50,030)	(21,136)	(16,828)	(12,573)	606
Total Liabilities	13,206,222	13,452,832	13,381,268	12,554,105	12,330,917
Net Debt	(7,054,005)	(6,880,388)	(6,635,946)	(6,445,669)	(5,949,716)
Non-financial Assets
Prepaid expenses	0	2,113	6,102	6,299	6,685
Inventories held for consumption	0	57,435	66,784	74,626	85,269
Tangible capital assets	0	1,773,630	2,240,259	2,363,518	2,497,971
Total Non-financial Assets	0	1,833,178	2,313,145	2,444,443	2,589,925
Accumulated Deficit	$(7,054,005)	$(5,047,210)	$(4,322,801)	$(4,001,226)	$(3,359,791)

[1]	The Government also prepares summary financial statements. The Government’s summary financial statements provide a full accounting of the financial affairs and resources of all entities for which the Government is responsible. The financial transactions of the General Revenue Fund and provincial Crown corporations, agencies, boards, and commissions are included in the Government’s summary financial statements. The Government’s summary financial statements are included in Exhibit (e) Volume 1 of the Public Accounts.
[2]	In his opinion on the 2004, 2005, 2006, 2007 and 2008 General Revenue Fund financial statements, the Provincial Auditor directs the reader to refer to the Government’s summary financial statements to understand and assess the Government’s management of public financial affairs and resources as a whole.
[3]	The General Revenue Fund’s financial statements for 2004 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,023 million and expenditure would increase and surplus for the year would decrease by $47 million.
b.	The financial statements show a liability of $366 million owed to the Fiscal Stabilization Fund and revenue of $211 million from the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording revenue of $211 million, the financial statements should show an asset of $366 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $366 million, and revenue and surplus for the year would decrease by $211 million.
c.	It is the auditor’s opinion that loans to Crown corporations include $32 million that should be recorded as an expenditure as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expenditure, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $32 million. Also, expenditure would increase and surplus for the year would decrease by $12 million.
[4]	The General Revenue Fund’s financial statements for 2005 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,143 million and operating expense would increase and surplus would decrease by $120 million.
b.	The financial statements show a liability of $749 million owed to the Fiscal Stabilization Fund and an expense of $383 million to the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording an expense of $383 million, the financial statements should record an asset of $749 million owed from the Fiscal Stabilization Fund. Had this been done, financial assets would increase and accumulated deficit would decrease by $749 million, and operating expense would decrease and surplus would increase by $383 million.

c.	It is the auditor’s opinion that loans to Crown corporations include $44 million that should be recorded as an expense as they can only be repaid if the Government provides money to repay the loans. Had this amount been recorded as an expense, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $44 million. Also, operating expense would increase and surplus would decrease by $12 million.
[5]	The General Revenue Fund’s financial statements for 2006 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,246 million and expenses would increase and surplus would decrease by $103 million.
b.	The financial statements show a liability of $888 million owed to the Fiscal Stabilization Fund and an expense of $139 million to the Fiscal Stabilization Fund. It is the auditor’s opinion that, instead of recording an expense, the financial statements should record an asset equal to the liability it records. Had this been done, financial assets would increase and accumulated deficit would decrease by $888 million, and transfer to the Fiscal Stabilization Fund would decrease and surplus would increase by $139 million.
c.	It is the auditor’s opinion that loans receivable from Crown corporations include $24 million that should be recorded as an expense as they can only be repaid if the Government provides money from the General Revenue Fund to repay the loans. Had this amount been recorded as an expense, loans receivable from Crown corporations would decrease and accumulated deficit would increase by $24 million. Also, operating expense would decrease and surplus would increase by $20 million.
[6]	The General Revenue Fund’s financial statements for 2007 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $4,659 million and expenses would increase and surplus would decrease by $413 million.
b.	The Government records transactions between the General Revenue Fund and the Fiscal Stabilization Fund and the Saskatchewan Infrastructure Fund as revenue or expense of the General Revenue Fund. It is the auditor’s opinion that, instead of recording an expense, the financial statements should record an asset equal to the amount it owed or paid to these funds. Had this been done, financial assets would increase and accumulated deficit would decrease by $993 million, and transfer to the Saskatchewan Infrastructure Fund would decrease and surplus would increase by $105 million.
[7]	The General Revenue Fund’s financial statements for 2008 are accompanied by a report of the Provincial Auditor which provides that, except for the effects of the following reservations, the financial statements present fairly, in all material respects, the financial position of the General Revenue Fund as at March 31:
a.	It is the auditor’s opinion that pension liabilities should be recorded in the financial statements. Had pension liabilities been recorded, liabilities and accumulated deficit would increase by $5,088 million and, for the year, expenses would increase and surplus would decrease by $429 million.
b.	The Government records transactions between the General Revenue Fund and the Fiscal Stabilization Fund and the Saskatchewan Infrastructure Fund as revenue or expense of the General Revenue Fund. It is the auditor’s opinion that, instead of recording an expense, the financial statements should record an asset equal to the amount it owed or paid to these funds. Had this been done, financial assets would increase and accumulated deficit would decrease by $1,634 million, and, for the year, transfer to the Fiscal Stabilization Fund would decrease and surplus would increase by $641 million.

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit 1

	For the Year Ended March 31
	2004	2005	2006	2007	2008
	(Thousands of dollars)
Revenue
Taxation
Corporation capital	$371,479	$381,289	$524,650	$513,458	$430,604
Corporation income	310,573	257,679	393,629	554,001	673,641
Fuel	356,773	361,039	376,426	383,576	406,434
Individual income	1,245,763	1,329,081	1,447,905	1,668,538	1,938,258
Sales	854,480	985,079	1,112,350	1,079,794	995,995
Tobacco	176,747	187,029	171,107	190,334	190,412
Other	81,881	88,019	89,751	94,844	98,129
Total Taxation	3,397,696	3,589,215	4,115,818	4,484,545	4,733,473
Non-renewable Resources
Natural gas	210,455	212,440	269,074	165,131	133,780
Oil	774,488	906,938	1,124,952	1,318,852	1,665,267
Potash	120,179	305,494	277,967	161,729	432,770
Other	35,840	49,319	49,106	48,540	93,299
Total Non-renewable Resources	1,140,962	1,474,191	1,721,099	1,694,252	2,325,116
Transfers from Government Entities
Crown Investments Corporation of Saskatchewan	200,000	268,000	221,000	167,000	200,000
Liquor and Gaming Authority	360,766	361,044	351,673	370,053	399,531
Other enterprises and funds	53,484	55,420	41,214	50,043	53,623
Total Transfers from Government Entities	614,250	684,464	613,887	587,096	653,154
Other Own-source Revenue
Fines, forfeits and penalties	10,534	10,276	9,788	10,173	11,225
Interest, premium, discount and exchange	61,228	54,735	89,226	96,062	101,969
Motor vehicle fees	119,412	121,549	135,183	138,908	140,631
Other licences and permits	46,426	54,154	41,800	36,787	35,927
Sales, services and service fees	91,960	84,548	89,389	93,332	94,936
Transfers from other governments	19,294	16,668	16,860	17,368	15,107
Commercial operations	0	5,625	64,724	69,575	78,664
Other	23,684	30,096	54,413	26,119	54,382
Total Other Own-source Revenue	372,538	377,651	501,383	488,324	532,841
Total Own-source Revenue	5,525,446	6,125,521	6,952,187	7,254,217	8,244,584
Transfers from the Federal Government
Canada Health and Social Transfer	750,558	0	0	0	0
Canada Health Transfer	0	452,396	659,558	716,775	739,648
Canada Social Transfer	0	262,742	298,756	323,599	325,098
Health Reform Fund	0	46,732	0	0	0
Equalization	41,284	581,570	88,672	12,723	226,146
Other	241,110	322,859	218,379	335,732	311,669
Total Transfers from the Federal Government	1,032,952	1,666,299	1,265,365	1,388,829	1,602,561
Total Revenue	$6,558,398	$7,791,820	$8,217,552	$8,643,046	$9,847,145

(see accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit (continued)

	For the Year Ended March 31
	2004	2005	2006	2007	2008
	(Thousands of dollars)
Operating Expense
Executive Branch of Government
Advanced Education, Employment and Labour	$0	$0	$0	$689,414	$685,163
Agriculture	0	0	422,390	369,995	302,197
Agriculture, Food and Rural Revitalization	332,388	391,566	0	0	0
Centenary Fund	27,843	0	0	0	0
Corrections, Public Safety and Policing	117,596	119,456	140,205	163,078	305,417
Education	1,256,112	1,299,940	1,472,946	978,090	959,951
Energy and Resources	71,514	75,627	62,395	67,862	56,268
Enterprise and Innovation	0	0	8,142	11,361	54,040
Environment	178,335	133,171	146,030	194,151	174,921
Executive Council	7,119	7,545	8,569	9,311	12,562
Finance	235,598	242,537	247,447	258,964	284,463
First Nations and Metis Relations	0	0	48,314	59,842	70,958
Government Relations and Aboriginal Affairs [2]	187,003	193,120	0	0	0
Government Services	0	0	(765)	13,993	8,654
Government Services - commercial operations	0	0	58,384	63,248	70,312
Health	2,515,823	2,773,961	2,990,625	3,202,965	3,504,333
Highways and Infrastructure	293,732	255,249	263,938	307,310	353,684
Highways and Infrastructure - commercial operations	0	5,583	5,715	4,198	6,542
Information Technology Office	3,089	4,144	4,853	6,812	5,362
Information Technology Office - commercial operations	0	0	0	89	27
Intergovernmental Affairs	0	0	0	0	2,757
Justice and Attorney General	194,659	202,314	217,415	237,622	129,189
Labour	13,779	14,172	14,751	15,369	0
Municipal Affairs	0	0	198,236	207,534	214,871
Northern Affairs	4,883	4,902	5,184	5,351	0
Provincial Secretary	0	0	0	0	2,750
Public Service Commission	8,515	8,263	8,908	15,868	39,234
Saskatchewan Property Management Corporation	22,108	24,278	0	0	0
Saskatchewan Research Council	7,964	7,779	12,390	8,446	8,992
SaskEnergy Incorporated	0	0	74,700	7,000	0
Social Services	605,027	603,048	630,819	711,193	615,032
Tourism, Parks, Culture and Sport	47,668	52,958	62,662	67,004	125,309
Legislative Branch of Government
Chief Electoral Officer	7,779	794	809	1,281	10,852
Children's Advocate	0	0	1,195	1,298	1,624
Conflict of Interest Commissioner	102	107	114	128	136
Information and Privacy Commissioner	290	373	487	599	675
Legislative Assembly	18,295	18,462	18,987	19,740	21,389
Ombudsman	0	0	1,643	1,779	1,911
Ombudsman and Children's Advocate	2,737	2,752	0	0	0
Provincial Auditor	5,755	5,755	5,932	6,054	6,516
Total Operating Expense	6,165,713	6,447,856	7,133,420	7,706,949	8,036,091

Government of the Province of Saskatchewan

General Revenue Fund Statement of Operations and Accumulated Deficit (concluded)

	For the Year Ended March 31
	2004	2005	2006	2007	2008
	(Thousands of dollars)
Operating Surplus	392,685	1,343,964	1,084,132	936,097	1,811,054
Servicing Government Debt	(602,702)	(578,847)	(544,666)	(538,303)	(528,185)
Pre-transfer Surplus (Deficit)	(210,017)	765,117	539,466	397,794	1,282,869
Transfer from (to) the Fiscal Stabilization Fund	211,000	(382,500)	(139,000)	0	(641,434)
Transfer to the Saskatchewan Infrastructure Fund	0	0	0	(105,090)	0
Surplus	$983	$382,617	$400,466	$292,704	$641,435
Accumulated Deficit, Beginning of Year	(7,008,901)	(7,054,005)	(5,047,210)	(4,322,801)	(4,001,226)
Adjustment to accumuated deficit	(46,087)	1,624,178	323,943	28,871	0
Accumulated Deficit, End of Year	$(7,054,005)	$(5,047,210)	$(4,322,801)	$(4,001,226)	$(3,359,791)
[1] See Notes 1-7 commencing on page 34.
[2] For 2005, Government Relations and Aboriginal Affairs reflects expenses for the Department of Government Relations and the Department of First Nations and Metis Relations.

(See accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Change in Net Debt 1-2

	For the year ended March 31
	2005	2006	2007	2008
	(Thousands of dollars)
Surplus	$382,617	$400,466	$292,704	$641,435
Tangible Capital Assets
Acquisitions	(149,751)	(221,278)	(249,510)	(284,623)
Amortization	103,411	134,530	141,657	146,621
Net (gain) loss on disposal	143	(391)	12,722	469
Proceeds on disposal	133	3,243	1,569	2,744
Write downs	0	2,927	82	1,499
Net Acquisition of Tangible Capital Assets	(46,064)	(80,969)	(93,480)	(133,290)
Other Non-financial Assets
Net (acquisition) use of prepaid expenses	108	337	(197)	(386)
Net acquisition of inventories held for consumption	(2,964)	(5,862)	(7,842)	(10,643)
Net Acquisition of Other Non-financial Assets	(2,856)	(5,525)	(8,039)	(11,029)
Decrease in net debt	333,697	313,972	191,185	497,116
Net Debt, beginning of year	(7,054,005)	(6,880,388)	(6,635,946)	(6,445,669)
Transfers from government organizations	(157,859)	(69,530)	(908)	(1,163)
Reclassification of prepaid expenditures to non-financial assets	(2,221)	0	0	0
Net Debt, End of Year	$(6,880,388)	$(6,635,946)	$(6,445,669)	$(5,949,716)
[1] See Notes 1-7 commencing on page 34.
[2]  This is a new statement introduced in the 2004-05 fiscal year. It reconciles the annual surplus calculated on an expense basis to the annual change in net debt and is part of the new presentation that introduced non-financial assets as a separate category of assets on the Statement of Financial Position.

(See accompanying notes)

General Revenue Fund Statement of Investing Activities1

	For the Year Ended March 31
	2004	2005	2006	2007	2008
	(Thousands of dollars)
Receipts
Loans
Agricultural Credit Corporation of Saskatchewan	$14,517	$9,100	$0	$0	$0
Information Services Corporation of Saskatchewan	3,726	13,880	10,500	30,000	11,000
Investment Saskatchewan Inc.	0	0	0	10,000	7,000
Municipal Financing Corporation of Saskatchewan	3,407	9,391	3,847	0	4,946
Saskatchewan Crop Insurance Corporation	0	0	68,579	37,200	15,800
Saskatchewan Housing Corporation	16,951	0	0	0	0
Saskatchewan Power Corporation	140,935	149,929	86,312	31,809	330,725
Saskatchewan Property Management Corporation	0	5,500	0	0	0
Saskatchewan Telecommunications
Holding Corporation	22,641	14,497	0	32,598	13,597
Saskatchewan Water Corporation	714	764	34,012	876	1,496
SaskEnergy Incorporated	30,799	37,958	101,195	32,681	80,000
Other	73,279	60,810	60,224	60,855	55,883
Total Loan Receipts	306,969	301,829	364,669	236,019	520,447
Sinking Funds
Contributions received from Crown Corporations	24,608	25,729	69,045	32,411	60,656
Government debt redemption funded from sinking funds	30,234	120,577	30,912	0	0
Total Sinking Fund Receipts	54,842	146,306	99,957	32,411	60,656
Other Investing Activities	1,635	1,443	905	1,509	4,021
Total Receipts	$363,446	$449,578	$465,531	$269,939	$585,124

(See accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Investing Activities (concluded)

	For the Year Ended March 31
	2004	2005	2006	2007	2008
	(Thousands of dollars)
Disbursements
Loans
Education Infrastructure Financing Corporation	$39,674	$0	$0	$0	$0
Information Services Corporation of Saskatchewan	0	0	0	18,047	0
Municipal Financing Corporation of Saskatchewan	5,000	7,148	5,000	8,975	8,900
Saskatchewan Crop Insurance Corporation	64,000	44,579	0	0	0
Saskatchewan Opportunities Corporation	11,168	0	3,000	15,000	13,844
Saskatchewan Power Corporation	300,000	350,000	250,000	100,000	165,000
Saskatchewan Water Corporation	5,027	3,521	7,067	2,455	7,600
SaskEnergy Incorporated	0	50,000	102,500	1,100	119,491
Other	74,766	70,412	64,738	58,567	63,954
Total Loan Disbursements	499,635	525,660	432,305	204,144	378,789
Sinking Fund Contributions	83,424	91,273	135,070	95,132	128,549
Other Investing Activities	7	63	13	20	34
Total Disbursements	$583,066	$616,996	$567,388	$299,296	$507,372
Net Receipts (Disbursements)	$(219,620)	$(167,418)	$(101,857)	$(29,357)	$77,752
[1] See Notes 1-7 commencing on page 34.

(See accompanying notes)

Government of the Province of Saskatchewan

General Revenue Fund Statement of Cash Flow 1

	For the Year Ended March 31
	2004	2005	2006	2007	2008
	(Thousands of dollars)
Operating Activities
Surplus	$983	$382,617	$400,466	$292,704	$641,435
Non-cash items included in surplus	36,577	58,538	75,973	111,308	111,831
Net change in non-cash operating activities	104,065	231,425	6,067	(17,237)	228,384
Adjustment to accumulated deficit	(46,087)	0	10,513	0	0
Cash Provided by Operating Activities	95,538	672,580	493,019	386,775	981,650
Capital Activities
Acquisition of tangible capital assets	0	(149,751)	(221,278)	(249,510)	(284,623)
Proceeds on disposal of tangible capital assets	0	133	3,243	1,569	2,744
Cash Used for Capital Activities	0	(149,618)	(218,035)	(247,941)	(281,879)
Investing Activities
Loan Advances	(499,635)	(525,660)	(432,305)	(204,144)	(378,789)
Loan Repayments	306,969	301,829	364,669	236,019	520,447
Sinking fund contributions received
from Crown corporations	24,608	25,729	69,045	32,411	60,656
Contributions made to sinking funds	(83,424)	(91,273)	(135,070)	(95,132)	(128,549)
Government debt redemption funded from sinking funds	30,234	120,577	30,912	0	0
Other	1,628	1,380	892	1,489	3,987
Cash Provided by (Used for) Investing Activities	(219,620)	(167,418)	(101,857)	(29,357)	77,752
Financing Activities
Proceeds from debt	1,124,423	986,501	829,511	1,421,164	626,029
Repayment of debt	(642,482)	(1,394,950)	(1,014,404)	(1,293,271)	(1,071,041)
Increase (Decrease) in deposits held	(209,186)	410,817	179,385	(850,107)	74,495
Cash Provided by (Used for) Financing Activities	272,755	2,368	(5,508)	(722,214)	(370,517)
Increase (Decrease) in Cash and
Temporary investments	148,673	357,912	167,619	(612,737)	407,006
Cash and temporary investments
beginning of year	353,002	501,675	859,587	1,027,206	414,469
Cash and Temporary Investments,
End of Year	$501,675	$859,587	$1,027,206	$414,469	$821,475
[1] See Notes 1-7 commencing on page 34.

(See accompanying notes)

Government of the Province of Saskatchewan
General Revenue Fund Statement of Financial Position
As at March 31, 2008

1.	Significant Accounting Policies

(a)	Basis of accounting

        These financial statements are prepared in accordance with generally accepted accounting principles for the public sector, as recommended by the Public Sector Accounting Board of the Canadian Institute of Chartered Accountants, with the following exceptions:

•	transfers to and from the Fiscal Stabilization Fund and the Saskatchewan Infrastructure Fund are included in the determination of surplus for the year; and,
•	pension liabilities are not recorded in the financial statements. The General Revenue Fund accounts for defined benefit pension obligations on a cash basis.

(b)	Reporting entity

        The General Revenue Fund is the general fund which receives all revenues unless otherwise specified by law. Spending from the General Revenue Fund is appropriated by the Legislative Assembly.

        Other government entities such as special purpose funds, Crown corporations, and other agencies, report separately in other financial statements. Only financial transactions to or from these other entities are included in the General Revenue Fund. The net expenses/recoveries for revolving funds’ operations are charged to expense.

        The Government’s Summary financial statements which include the financial activities of the General Revenue Fund and other government entities are provided separately.

(c)	Specific accounting policies

Financial assets

        Financial assets are assets that could be used to discharge existing liabilities or finance future operations and are not for consumption in the normal course of operations.

        Temporary investments are recorded at the lower of cost or market.

        Agricultural land held for resale is valued at the lower of cost or net realizable value, on an aggregate basis.

        Deferred charges include issue costs and net discounts or premiums incurred on the issue of Government debt and related derivative instruments. They are recorded at cost and amortized on a straight-line basis over the remaining life of the debt issue.

        Loans to Crown corporations and Other loans generally have fixed repayment terms and are interest bearing. Promissory notes issued by Crown corporations are recorded at par; all other loans are recorded at cost. Interest received on these loans is netted against interest paid on money borrowed for these loans.

        Equity investment in Crown Investments Corporation of Saskatchewan is an advance to the corporation to form its equity capitalization and is recorded at cost.

        Where there has been a loss in value that is other than a temporary decline, loans and equity investments are written down to recognize the loss.

Liabilities

        Liabilities are present obligations to individuals and organizations outside of the General Revenue Fund arising from transactions and events occurring prior to year end, which will be satisfied in the future through the transfer or use of assets or another form of economic settlement. They consist of obligations to provide authorized transfers where any eligibility criteria have been met, to repay borrowings, to pay for goods and services acquired prior to year end, and to deliver goods or services in the future, where payment has been received.

        Unearned revenue consists mainly of revenue for Crown mineral leases and motor vehicle fees that will be earned in a subsequent fiscal year.

        Public debt includes Government debt and Crown corporation debt, and is recorded at par.

        Certain debenture issues require contributions to a sinking fund. These obligations are recorded at principal less sinking fund balances where applicable. The General Revenue Fund is reimbursed by Crown corporations for all sinking fund contributions made on debt incurred on their behalf. Premiums and discounts on long term investments within these sinking funds are amortized on a constant yield basis.

        Debt issues and sinking fund investments held in foreign currencies are converted to the Canadian dollar equivalent at the exchange rate in effect at March 31.

        Premiums, discounts, and issue costs incurred on Government debt are recorded as deferred charges. Interest, discounts, premiums and commissions on money borrowed for Crown corporations and others are netted against reimbursements by these entities.

        Unamortized foreign exchange loss includes unrealized foreign exchange gains and losses resulting from conversion of Government debt and sinking fund investments, held in a foreign currency, to the Canadian dollar equivalent at March 31. Unrealized foreign exchange gains and losses are amortized on a straight-line basis over the remaining life of the debt issue. Realized foreign exchange gains or losses, resulting from Government debt transactions, are included in servicing Government debt.

        Guaranteed debt includes guarantees by the Minister of Finance, made through specific agreements or legislation, to pay all or part of the principal and/or interest on a debt obligation in the event of default by the borrower. Loss provisions on guaranteed debt are recorded as a liability and an expense when it is likely that a loss will occur. The amount of the loss provision represents the best estimate of future payments net of recoveries.

Non-financial assets

        Non-financial assets are acquired, constructed or developed assets that do not normally provide resources to discharge existing liabilities, but instead are normally employed to deliver government services, may be consumed in the normal course of operations and are not for sale in the normal course of operations.

        Inventories held for consumption are recorded at cost and are expensed as they are consumed.

        Tangible capital assets are recorded at cost which includes all amounts directly attributable to the acquisition, construction, development or betterment of the asset but does not include interest. Tangible capital assets are generally amortized on a straight-line basis over the estimated useful life of each asset.

Revenue

        Revenues are recorded on the accrual basis. For corporate and individual income taxes, cash received from the federal government is used as the basis for estimating the tax revenue. Government transfers are recognized as revenue in the period during which the transfer is authorized and any eligibility criteria are met.

Expense

        Expenses are recorded on the accrual basis, except for defined benefit pension plan costs which are recorded on the cash basis. Government transfers are recognized as expenses in the period during which the transfer is authorized and any eligibility criteria are met.

(d)	Measurement uncertainty

        Measurement uncertainty is uncertainty in the determination of the amount at which an item is recognized or disclosed in financial statements. Such uncertainty exists when there is a variance between the recognized or disclosed amount and another reasonably possible amount.

        Measurement uncertainty that may be material to these financial statements exists:

•	in corporate and individual income taxes because final tax assessments may differ from initial estimates on which cash payments are based;
•	in the accrual of oil and natural gas resource royalties because of price and production sensitivities in the royalty structures;
•	the accrual of the federal government’s Canada Health Transfer and Canada Social Transfer payments because of changes in the economic and demographic conditions in the Province and the country; and,
•	in the disclosure of liabilities for defined benefit pension plans because actual experience may differ from actuarial estimations.

        While best estimates are used to report items, it is reasonably possible that changes in future conditions, occurring within one fiscal year, could require a material change in the amounts recognized or disclosed.

2.	Temporary Investments

        The temporary investments are recorded at $666.4 million (2007 — $462.5 million), consist of investment grade money market securities and are generally for less than 30 days. Due to the short-term nature, market value approximates cost.

3.	Agricultural Land Held for Resale

        The estimated net realizable value of the agricultural land held for resale is $220.2 million (2007 — $207.1 million).

4.	Risk Management of Public Debt

        Funds are borrowed in both domestic and foreign capital markets by issuing Province of Saskatchewan securities. This borrowing activity finances Government operations and the activities of Crown corporations. These transactions result in exposure to four types of risk: interest rate risk, foreign exchange rate risk, credit risk and liquidity risk.

        To manage these risks, a preference for fixed rate Canadian dollar denominated debt is maintained. Where market conditions dictate that other forms of debt are more attractive, opportunities are identified to use derivative financial instruments to reduce these risks. A derivative financial instrument is a contract whose value is based on the value of another asset or index.

        Interest rate risk is the risk that debt servicing costs will increase due to changes in interest rates. This risk is managed by issuing debt securities at predominately fixed rates of interest rather than at floating rates of interest.

        Floating rate debt is defined as the sum of floating rate debentures, short term promissory notes, fixed rate debt maturing within one year and Saskatchewan Savings Bonds. Opportunities are sought to effectively convert floating rate debt into fixed rate debt through the use of interest rate swaps. There are interest rate swaps on a notional value of debt of $66.0 million (2007 — $66.0 million). At March 31, 2008, 88.8 per cent (2007 – 88.5 per cent) of the gross debt effectively carried a rate of interest that was fixed for greater than a one year period.

        Gross debt includes floating rate debt of $1,297.0 million (2007 — $1,382.4 million). A one percentage point increase in interest rates would decrease the surplus by $7.8 million in 2008-09.

        Foreign exchange rate risk is the risk that debt servicing costs will increase due to a decline in the value of the Canadian dollar relative to other currencies. This risk is managed by maintaining a preference for issuing debt that is denominated in Canadian dollars. Where debt has been issued in foreign currencies, opportunities are sought to effectively convert it into Canadian dollar debt through the use of a cross currency swap. At March 31, 2008, 97.6 per cent (2007 – 97.4 per cent) of the gross debt is effectively denominated in Canadian dollars.

The following foreign-denominated items have been hedged to Canadian dollars using cross currency swaps:

•	debentures totalling 1,225.0 million U.S. dollars (2007 - 1,419.0 million) fully hedged to $1,619.3 million Canadian (2007 - $1,882.3 million);
•	debentures totalling 300.0 million Swiss francs (2007 – 300.0 million) fully hedged to $274.7 million Canadian (2007 — $274.7 million); and,
•	interest payments on debentures of 275.0 million U.S. dollars (2007 - 275.0 million) hedged to Canadian dollars at an exchange rate of 1.2325 (2007 - 1.2325).

        In total, there are cross currency swaps on a notional value of debt of $2,507.5 million (2007 — $2,770.5 million). The effectiveness of these hedges is assessed on an ongoing basis by monitoring the credit ratings of the counterparties to the hedges.

        Credit risk is the risk that a loss may occur from the failure of another party to meet its obligations under a derivative financial instrument contract. This risk is managed by dealing only with counterparties that have good credit ratings and by establishing limits on individual counterparty exposures and monitoring those exposures on a regular basis. At March 31, 2008, 100 per cent (2007 – 100 per cent) of counterparties held a Standard and Poor’s credit rating of A or higher.

        Liquidity risk is a risk that financial commitments will not be met over the short term. This risk is managed by distributing debt maturities over many years, maintaining sinking funds on long term debt issues and maintaining adequate cash reserves and short term borrowing programs as contingent sources of liquidity.

5.	Retirement Benefits

        The Government sponsors several defined benefit pension plans and a defined contribution pension plan.

        Pension fund assets of government sponsored defined benefit and defined contribution pension plans are invested in fixed income securities, equities, real estate and short term monetary items. The investment in Government of Saskatchewan securities is insignificant for all plans.

Defined benefit plans

        Defined benefit plans provide benefits based on length of service and pensionable earnings. A typical defined benefit plan provides pensions equal to 2.0 per cent of a member’s average five years highest salary, multiplied by the years of service to a maximum of 35 years. Members contribute a percentage of salary, which may vary based on age, to their plan. Pensions and contribution rates are integrated with the Canada Pension Plan.

        The two main plans are the Teachers’ Superannuation Plan (TSP) and the Public Service Superannuation Plan (PSSP). Other plans include Judges of the Provincial Court Superannuation Plan (Judges), Saskatchewan Transportation Company Employees Superannuation Plan (STC), Anti-TB League Employees Superannuation Plan (ATB) and the Saskatchewan Pension Annuity Fund, an annuity underwriting operation. Obligations for allowances payable to members of the former Members of the Legislative Assembly Superannuation Fund (MLA) are part of the General Revenue Fund.

        Actuarial valuations are performed at least triennially. An actuary extrapolates these valuations when a valuation is not done in the current fiscal year. Valuations are based on a number of assumptions about future events, such as inflation rates, interest rates, wage and salary increases and employee turnover and mortality. These assumptions reflect estimates of expected long term rates and short term forecasts. Estimates vary based on the individual plan.

        The accrued benefit obligation is determined using the projected benefit method prorated on services. Pension fund assets are valued at market related values based on actual market values averaged over a four year period. In the periods between valuations, the actuary estimates the market related value of pension fund assets using expected long term rates of return for the individual plans.

        The Government is required to match member current service contributions for all plans except the PSSP and Judges. Separate pension funds are maintained for all plans except the PSSP and the MLA. The PSSP member contributions are deposited into the General Revenue Fund. All pension obligations arising under the PSSP and the MLA are paid from the General Revenue Fund.

        Information on the defined benefit plans is as follows:

	2008						2007
	TSP	PSSP		Others		Total	Total
Plan status	closed	closed		closed	[1]	n/a	n/a
Member contribution rate (percentage of salary)	7.85	7.00-9.00	[2]	5.00-9.00	[2]	n/a	n/a
Number of active members	2,671	1,147		61		3,879	4,499
Average age of active members (years)	54.6	55.4		57.2		54.9	53.8
Number of former members entitled to deferred pension benefits	4,873	109		11		4,993	5,095
Number of superannuates and surviving spouses	10,872	5,721		2,353		18,946	18,729
Actuarial valuation date	June 30/07	Dec 31/05		Various		n/a	n/a
Long-term assumptions used
Rate of compensation increase (percentage)	3.50	3.50		3.50		n/a	n/a
Expected rate of return on plan assets (percentage)	6.90	n/a		4.75-6.00		n/a	n/a
Discount rate (percentage)	5.00	4.75		4.25-5.00		n/a	n/a
Inflation rate (percentage)	2.50	2.50		2.50		n/a	n/a
Expected average remaining service life (years)	3.7	3.9		0-10		n/a	n/a
Post-retirement index (percentage of annual increase in
Consumer Price Index)	80	70		Various		n/a	n/a
[1] Judges is open to new membership; all other plans are closed.
[2] Contribution rate varies based on age upon joining the plan.

        Based on the latest actuarial valuations, extrapolated to March 31, 2008, the present value of accrued pension benefits and the market related value of pension fund assets are shown in the table below:

(thousands of dollars)	2008				2007
	TSP [1]	PSSP	Others	Total	Total
Accrued benefit obligation,
beginning of year	4,860,560	1,854,824	295,042	7,010,426	6,877,140
Current period benefit cost	51,839	18,227	4,685	74,751	81,889
Plan amendment [2]	0	0	0	0	90,433
Interest cost	272,119	90,502	34,482	397,103	370,004
Actuarial losses (gains)	95,727	53,674	11,719	161,120	(2,595)
Benefit payments	(298,865)	(107,790)	(21,958)	(428,613)	(406,445)
Accrued Benefit Obligation, End of Year	4,981,380	1,909,437	323,970	7,214,787	7,010,426
Plan assets, beginning of year	1,399,840	0	187,757	1,587,597	1,645,659
Return on plan assets	101,817	0	31,121	132,938	110,119
Employer contributions	33,400	103,082	5,349	141,831	220,592
Employee contributions	13,890	4,708	463	19,061	21,456
Plan expenses	(3,735)	0	(499)	(4,234)	(4,502)
Actuarial gains	183,376	0	4,701	188,077	718
Benefit payments	(298,865)	(107,790)	(21,958)	(428,613)	(406,445)
Plan Assets, End of Year [3]	1,429,723	0	206,934	1,636,657	1,587,597
	3,551,657	1,909,437	117,036	5,578,130	5,422,829
Unamortized estimation adjustments [4]	(362,000)	(120,805)	(7,518)	(490,323)	(763,585)
Total Pension Liabilities [5]	3,189,657	1,788,632	109,518	5,087,807	4,659,244
[1]	The TSP accrued benefit obligation includes a liability of $29.6 million (2007 - $32.0 million) relating to the TSP disability provision. The TSP's actual rate of return on plan assets was 0.7 per cent (2007 - 13.3 per cent).
[2]	During 2006-07, the Government approved a plan amendment to provide guaranteed indexing of pensions for members of the PSSP, Judges, STC, ATB, and MLA at 70 per cent of the annual change in Consumer Price Index. Previously, the Government provided ad hoc indexing to members of these plans.
[3]	At March 31, 2008, the market value of plan investments was $1,750.7 million (2007 - $1,994.4 million). Of this amount 42.6 per cent (2007 - 44.0 per cent) was invested in fixed income securities and 45.6 per cent (2007 - 45.2 per cent) in equity investments.
[4]	Unamortized estimation adjustments are amoritzed against the net obligation over periods ranging from 3.7 to 6.6 years for the TSP, from 3.9 to 10.8 years for the PSSP, and from 4 to 12 years for the other plans. These represent the expected average remaining service life of active plan members at the time the estimation adjustments arose.
[5]	Changes in assumptions can result in significantly higher or lower estimates of pension liabilities. A one percentage point decrease in the discount rate would result in a $613.2 million and $242.5 million increase in the pension liabilities for the TSP and the PSSP respectively, and a one percentage point increase would result in a $502.4 million and $200.5 million decrease in the pension liabilities for the TSP and the PSSP respectively.

Defined contribution plans

        Defined contribution plans provide pensions based on accumulated contributions and investment earnings. Employees contribute a percentage of salary.

        The Government sponsors the Public Employees Pension Plan (PEPP), a multi-employer defined contribution plan. Employers are required to provide contributions at specific rates for employee current service. The General Revenue Fund has fully funded its share of contributions. The General Revenue Fund also contributes to the Saskatchewan Teachers’ Retirement Plan (STRP), sponsored by the Saskatchewan Teachers’ Federation.

        Information on the defined contribution plans to which the General Revenue Fund contributes is as follows:

	2008			2007
	PEPP	STRP [1]	Total	Total
Plan status	open	n/a	n/a	n/a
Member contribution rate (percentage of salary)	5.00-8.00 [2]	n/a	n/a	n/a
Government contribution rate (percentage of salary)	6.00-8.00 [2]	n/a	n/a	n/a
Number of active members, all employers	31,263	n/a	31,263	30,378
General Revenue Fund participation
Number of active members	16,197	n/a	16,197	15,594
Member contributions (thousands of dollars)	47,486	n/a	47,486	40,347
Government contributions (thousands of dollars)	50,646	42,052	92,698	75,788
[1]	The STRP is a contributory defined benefit pension plan. The Government contributes an amount which is set through provincial negotiations.
[2]	Contribution rate varies based on employee group.

Pension expense

Pensions are accounted for on a cash basis. The pension liabilities are not recorded in the financial statements.

(thousands of dollars)	2008	2007
Defined benefit plans	141,831	220,592
Defined contribution plans	92,698	75,788
Total Pension Expense	234,529	296,380

6.	Contingencies

        Guaranteed debt

        The Minister of Finance has guaranteed the debt of others of $25.2 million (2007 — $34.4 million).

        Lawsuits

        Up to $32.0 million may be paid, depending on the outcome of lawsuits in progress.

        Crop Insurance Liability

        The Saskatchewan Crop Insurance Corporation administers the federal/provincial Crop Insurance Program. Premiums for the program are paid by the General Revenue Fund, the federal government and producers. A portion of the premiums is required to be paid to reinsurance funds established by the Province and the federal government. In certain circumstances, the reinsurance funds pay benefits to the Corporation.

        In any year, where crop insurance indemnities exceed net premiums and any crop insurance fund balance, the shortfall is derived from one or both of the Crop Reinsurance Fund of Saskatchewan and the Crop Reinsurance Fund of Canada for Saskatchewan.

        At March 31, 2008, the Crop Reinsurance Fund of Saskatchewan had a deficiency of $72.3 million (2007 — $114.7 million). Crop insurance premiums are actuarially set to cover indemnities over the long term. In the event that the deficiency in the Saskatchewan reinsurance fund cannot be recovered from future premiums, the General Revenue Fund is required to pay the deficiency.

7.	Contractual Obligations

        Significant contractual obligations include:

•	Contracts for highway improvement, $146.9 million over two years;

•	Capital grant projects, over the next 15 years, $128.8 million;

•	Construction contracts, $63.1 million over four years;

•	Aerial fleet renewal, for fire suppression, $47.7 million over three years;

•	Building Communities Program agreements, $37.1 million over two years;

•	Computer service agreements, $35.5 million over four years;

•	Vehicle purchases, $15.4 million;

•	Treaty land entitlement agreements valued at approximately $14.4 million over five years; rural municipality and school division tax loss compensation of approximately $10.6 million as land achieves reserve status over the course of the agreements;

•	Research and development projects for agriculture technology and opportunities in the agri-food industry, $14.4 million over five years; o Saskatchewan Association of Rehabilitation Centres, for beverage container collection and recycling, $13.9 million;

•	Saskatchewan Association of Rehabilitation Centres, for beverage container collection and recycling, $13.9 million;

•	Projects to expand innovation and enhance the competitive ability of the Saskatchewan economy, $10.2 million over three years; and,

•	Operating and capital lease obligations as follows:

(thousands of dollars)	Operating	Capital
Future minimum lease payments
2008-09	27,002	15,334
2009-10	22,408	11,873
2010-11	18,348	11,543
2011-12	15,346	9,664
2012-13	12,035	5,165
Thereafter	35,919	7,896
	131,058	61,475
Interest and executory costs	0	(26,293)
Total Lease Obligations	131,058	35,182

8.	Related Party Transactions

        Included in these financial statements are transactions with various Saskatchewan Crown corporations, agencies, boards, and commissions related to the General Revenue Fund by virtue of common control by the Government of Saskatchewan.

        Transactions include transfers to related parties of $2,980.9 million (2007 — $2,832.1 million).

        Routine operating transactions with related parties are recorded at the rates charged by those organizations and are settled on normal trade terms. These transactions include:

•	payments to Saskatchewan Telecommunications Holding Corporation of approximately $27.6 million (2007 — $27.8 million); and,
•	taxation and non-renewable resource revenue received from related parties during 2007-08 of approximately $83.3 million (2007 — $80.9 million). In addition, Saskatchewan Provincial Sales Tax and Fuel Tax are received from related parties on all taxable purchases.

9.	Trust Funds

        Trust assets are administered but not owned by the Government and the Government has no equity in the funds.

        Trust fund assets held and administered by the General Revenue Fund are as follows:

(thousands of dollars)	2008	2007 (Restated)
Pension plans	7,993,766	7,878,338
Public Guardian and Trustee of Saskatchewan	154,451	154,479
Other	37,338	30,854
Total Trust Fund Assets [1]	8,185,555	8,063,671
[1] Amounts are based on the latest financial statements of the funds closest to March 31, 2008, where available.

10.	Debt Reduction Account

        This account was established pursuant to The Balanced Budget Act. The Debt Reduction Account is an accounting of the accumulated surpluses of the General Revenue Fund commencing April 1, 1995.

(thousands of dollars)	Budget	Actual
Debt Reduction Account, beginning of year	1,662,283	1,662,283
Reduction in accumulated deficit for the year	75,000	641,435
Debt Reduction Account, End of Year	1,737,283	2,303,718

11.	Adjustment to Accumulated Deficit

        On April 1, 2006, the Saskatchewan Water Corporation transferred the Lake Diefenbaker area irrigation assets to the Ministry of Agriculture. This transfer resulted in an increase in non-financial assets of $28.9 million and a corresponding decrease in the accumulated deficit of $28.9 million.

12.	Government Reorganization

        In November, 2007, the Government underwent a reorganization that resulted in responsibility for certain functions being transferred between ministries.

        The 2008 budget and actual operating expenses in the Statement of Operations reflect the organizational changes.

        The information below reconciles the 2008 budget and actual operating expenses presented in the Statement of Operations to the 2008 Estimates approved by the Legislative Assembly.

12.	Government Reorganization (continued)

		2008 Budget			2008 Actual
	Approved Estimates	Adjustments	Statement of Operations	Approved Estimates	Adjustments	Statement of Operations
Executive Branch of Government
Advanced Education, Employment and Labour [1]	669,351	16,830	686,181	668,660	16,503	685,163
Agriculture [2]	301,107	851	301,958	301,456	741	302,197
Corrections, Public Safety and Policing [3]	142,605	118,463	261,068	187,412	118,005	305,417
Education	944,987	0	944,987	959,951	0	959,951
Energy and Resources [4,5,6]	82,331	(47,009)	35,322	103,978	(47,710)	56,268
Enterprise and Innovation [5,6]	12,113	40,597	52,710	14,175	39,865	54,040
Environment [6]	193,335	(14,460)	178,875	191,083	(16,162)	174,921
Executive Council	9,302	0	9,302	12,562	0	12,562
Finance	287,348	0	287,348	284,463	0	284,463
First Nations and Metis Relations [7]	51,694	6,038	57,732	61,512	9,446	70,958
Forestry Secretariat [4]	2,000	(2,000)	0	578	(578)	0
Government Services	11,848	0	11,848	8,654	0	8,654
Government Services - commercial operations	0	0	0	70,312	0	70,312
Health	3,446,123	0	3,446,123	3,504,333	0	3,504,333
Highways and Infrastructure [8]	334,788	13,876	348,664	342,469	11,215	353,684
Highways and Infrastructure - commercial operations	0	0	0	6,542	0	6,542
Information Technology Office	5,136	0	5,136	5,362	0	5,362
Information Technology Office - commercial operations	0	0	0	27	0	27
Intergovernmental Affairs [9]	0	2,453	2,453	0	2,757	2,757
Justice and Attorney General [2,3,4]	246,213	(119,468)	126,745	248,078	(118,889)	129,189
Labour [1]	16,830	(16,830)	0	16,503	(16,503)	0
Municipal Affairs [8,9,10]	252,464	(18,854)	233,610	231,468	(16,597)	214,871
Northern Affairs [7]	6,038	(6,038)	0	9,446	(9,446)	0
Provincial Secretary [10]	0	2,525	2,525	125	2,625	2,750
Public Service Commission	16,741	0	16,741	39,234	0	39,234
Saskatchewan Research Council	8,992	0	8,992	8,992	0	8,992
Social Services	625,209	0	625,209	615,032	0	615,032
Tourism, Parks Culture and Sport [6]	90,193	23,026	113,219	100,581	24,728	125,309
Legislative Branch of Government
Chief Electoral Officer	1,174	0	1,174	10,852	0	10,852
Children's Advocate	1,450	0	1,450	1,624	0	1,624
Conflict of Interest Commissioner	138	0	138	136	0	136
Information and Privacy Commissioner	675	0	675	675	0	675
Legislative Assembly	21,105	0	21,105	21,389	0	21,389
Ombudsman	1,935	0	1,935	1,911	0	1,911
Provincial Auditor	6,505	0	6,505	6,516	0	6,516
Total Operating Expense	7,789,730	0	7,789,730	8,036,091	0	8,036,091

[1]	Advanced, Education, Employment and Labour assumed responsibility for Labour.
[2]	Agriculture assumed responsibility for the Farm Land Security Board from Justice and Attorney General.
[3]	Corrections, Public Safety and Policing assumed responsibility for the Police Commission, Royal Canadian Mounted Police, Police Programs and Law Enforcement Services from Justice and Attorney General.
[4]	Energy and Resources assumed responsibility for the Forestry Secretariat and responsibility for the Surface Rights Arbitration Board from Justice and Attorney General.
[5]	Enterprise and Innovation assumed responsibility for the Economic Partnership Agreements, Petroleum Research Initiative, Strategic Investment Fund, Technology Commercialization, Ethanol Fuel Tax Rebate, Industry Development, and Saskatchewan Trade and Export Partnership Inc. from Energy and Resources.
[6]	Tourism, Parks, Culture and Sport assumed responsibility for Parks (including the Commercial Revolving Fund) from Environment, Tourism Saskatchewan from Energy and Resources and the Saskatchewan Snowmobile Trail Management from Enterprise and Innovation.
[7]	First Nations and Metis Relations assumed responsibility for Northern Affairs.
[8]	Highways and Infrastructure assumed responsibility for the Canada-Saskatchewan Infrastructure Program and the Canada Strategic Infrastructure Fund from Municipal Affairs.
[9]	Intergovernmental Affairs assumed responsibility for Intergovernmental Relations from Municipal Affairs.
[10]	Office of the Provincial Secretary assumed responsibility for the Provincial Secretary and the Office of French LanguageCoordination from Municipal Affairs.

13.	Comparative Figures

        Certain of the 2007 figures have been reclassified to conform with the current year presentation. With regard to expenses, the figures are reported on the same basis as the Estimates for the prior year.

DETAIL OF GENERAL REVENUE FUND DEBT
As at March 31, 2007 (unaudited)

A.	Term Debt Issued to the Public
Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding
November 28/97	May 28/08	5.50	Canadian	20,000,000
(Non Callable; annual sinking fund)
February 26/98	June 2/08	5.50	Canadian	400,000,000
(Non Callable; annual sinking fund)
July 15/03	July 15/08	4.20	Canadian	19,434,100
(Redeemable annually at the option of the holder or any time on the death of the holder; The Province reserves the right to increase the interest rate after July 14, 2004)
September 24/03	September 5/08	3.90 - 5.75	Canadian	50,000,000
(Extendible at the option of the holder to September 5, 2033; This note pays interest at 3.90% to September 5, 2008, and 5.75% thereafter)
February 13/02	February 13/09	5.05 – 6.30	Canadian	30,000,000
(Extendible at the option of the holder to February 13, 2032; this note pays interest at 5.05% to February 13, 2009, and 6.30% thereafter; annual sinking fund)
August 3/04	June 17/09	4.00 – 5.50	Canadian	26,000,000
(If not redeemed by the holder on June 17, 2009, this note matures on June 17, 2019; This note pays interest at 4.00% to June 17, 2009 and 5.50% thereafter; annual sinking fund)
July 15/04	July 15/09	4.20	Canadian	4,333,000
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2005)
September 24/02	September 24/09	4.75	Canadian	250,000,000
(Non Callable)
November 12/99	November 12/09	6.50	Canadian	250,000,000
(Non Callable; annual sinking fund)
January 18/90	January 18/10	10.00	Canadian	300,000,000
(Non Callable; annual sinking fund)
July 15/05	July 15/10	4.20	Canadian	9,376,200
(Redeemable annually at the option of the holder or any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2006)
September 1/00	September 1/10	6.15	Canadian	550,000,000
(Non Callable; annual sinking fund)
July 15/06	July 15/11	4.20	Canadian	55,301,200
(Redeemable annually at the option of the holder or any time on the death of the holder; The Province reserves the right to increase the interest rate after July 14, 2007)
June 10/03	September 5/11	4.75 – 5.80	Canadian	104,500,000
(Extendible at the option of the holder to September 5, 2033; This note pays interest at 4.75% to September 5, 2011, and 5.80% thereafter; annual sinking fund)
July 15/07	July 15/12	4.20	Canadian	183,497,100
(Redeemable annually at the option of the holder or at any time on the death of the holder; the Province reserves the right to increase the interest rate after July 14, 2008)
September 20/02	December 3/12	5.25	Canadian	350,000,000
(Non Callable; annual sinking fund)
February 2/93	February 1/13	7.613	Canadian	568,212,000
(The original 8% $400,000,000 U.S. debentures have been swapped into Canadian dollars at an interest rate of 7.613%; Non Callable; annual sinking fund)

Date of issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding
June 17/03	June 17/13	4.75	Canadian	200,000,000
(Non Callable; annual sinking fund)
July 20/93	July 15/13	7.753 7.809 7.375	Canadian Canadian U.S.	228,639,500 97,147,500 50,000,000
($175,000,000 and $75,000,000 U.S. of the 7.375% debenture issue have been swapped into Canadian dollars at an interest rate of 7.753%
and 7.809% respectively. Interest payments on the remaining $50,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 7.912%; Non Callable; annual sinking fund)
September 30/03	December 3/13	4.90	Canadian	200,000,000
(Non Callable; annual sinking fund)
March 14/91	April 10/14	10.25	Canadian	583,916,000
(Non Callable; annual sinking fund)
June 22/04	June 3/14	5.25	Canadian	300,000,000
(Non Callable; annual sinking fund)
December 1/65	December 1/15	5.125	Canadian	992,559
(Payable in blended semi-annual payments of principal and interest totalling $76,399.60. Prepayable in whole or in part any time prior to December 1, 2015, without penalty)
June 3/05	December 3/15	4.50	Canadian	200,000,000
(Non Callable; annual sinking fund)
November 15/05	January 15/16	4.305	Canadian	274,654,700
(This issue was reopened on December 21, 2006, and an additional 100,000,000 Swiss Franc debentures were sold and swapped into
Canadian dollars at an interest rate of 4.298%. The original 2.125% 200,000,000 Swiss Franc debentures have been swapped into Canadian dollars at an interest rate of 4.309%; Non Callable; annual sinking fund)
August 23/06	August 23/16	4.50	Canadian	300,000,000
(Non Callable; annual sinking fund)
September 17/96	September 17/16	7.93	Canadian	12,403,000
(Non Callable; Serial Note payable in annual instalments)
September 5/07	September 5/17	4.65	Canadian	200,000,000
(Non Callable; annual sinking fund)
June 17/04	June 17/19	5.00	Canadian	33,000,000
(After June 17, 2014, this note pays interest at the three month BA rate less 0.245%; Non Callable; annual sinking fund)
December 20/90	December 15/20	9.653 10.08 9.965 9.375	Canadian Canadian Canadian U.S.	65,972,500 126,600,000 128,797,500 45,000,000
($55,000,000, $100,000,000 and $100,000,000 U.S. of the 9.375% debenture issue has been swapped into Canadian dollars at an interest rate of 9.653%, 10.08% and 9.965% respectively; Interest payments on the remaining $45,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.653%. Non Callable; annual sinking fund)
February 26/91	February 15/21	9.254 9.125	Canadian U.S.	147,600,000 80,000,000
($120,000,000 U.S. of this debenture has been swapped into Canadian dollars at an interest rate of 9.254%. Interest payments on the remaining $80,000,000 U.S. have been swapped into Canadian dollars at an interest rate of 9.254%; Non Callable; annual sinking fund)
February 4/92	February 4/22	9.60	Canadian	255,000,000
(Non Callable; annual sinking fund)
July 21/92	July 15/22	8.942 8.5	Canadian U.S.	256,320,000 100,000,000
($200,000,000 U.S. of the 8.5% debentures have been swapped into Canadian dollars at an interest rate of 8.942%. Interest payments on the remaining $100,000,000 have been swapped into Canadian dollars at an interest rate of 8.497%; Non Callable; annual sinking fund)

Date of Issue	Date of Maturity	Interest Rate %	Currency	$ Amount Outstanding
May 30/95	May 30/25	8.75	Canadian	175,000,000
(Non Callable; annual sinking fund)
December 4/98	March 5/29	5.75	Canadian	350,000,000
(Non Callable; annual sinking fund)
March 24/99	March 05/29	5.6	Canadian	60,000,000
(Non Callable; annual sinking fund)
February 17/00	January 25/30	6.25	Canadian	25,000,000
(Non Callable; annual sinking fund)
January 25/00	January 25/30	6.35	Canadian	199,995,000
(Non Callable; annual sinking fund)
December 10/01	September 5/31	6.40	Canadian	550,000,000
(Non Callable; annual sinking fund)
May 12/03	September 5/33	5.80	Canadian	450,000,000
(Non Callable; annual sinking fund)
August 12/04	September 5/35	5.60	Canadian	400,000,000
(Non Callable; annual sinking fund)
February 15/05	March 5/37	5.00	Canadian	425,000,000
(Non Callable: annual sinking fund)
May 26/06	June 1/40	4.75	Canadian	600,000,000
(Non Callable; annual sinking fund)
September 16/02	September 5/42	5.70	Canadian	50,000,000
(Non Callable; annual sinking fund)

B.	Debentures Issued to Minister of Finance of Canada

Date of Issue	Date of Maturity	Interest Rate %	Amount Outstanding
Re: Canada Pension Plan [1]
April 1988-March 1989	April 2008-March 2009	10.08	93,932,000
April 1989-March 1990	April 2009-March 2010 [2]	9.90	101,867,000
April 1990-March 1991	April 2010-March 2011 [2]	10.85	90,318,000
April 1991-March 1992	April 2011-March 2012 [2]	9.92	90,664,000
April 1992-March 1993	April 2012-March 2013 [2]	9.37	62,705,000
April 1999-March 2000	April 2019-March 2020 [2]	6.34	46,335,000
April 2000-March 2001	April 2020-March 2021 [2]	6.54	75,553,000
April 2002-March 2003	April 2022-March 2023 [2]	5.89	41,182,000
April 2003-March 2004	April 2023-March 2024 [2]	5.48	40,189,000
April 2005-March 2006	April 2015-March 2036 [2]	4.63	20,654,000
April 2006-March 2007	April 2011-March 2027 [2]	4.58	99,655,000
April 2007-March 2008	April 2017-March 2028	4.65	35,491,000
Total			$ 798,545,000

[1]	Debentures issued to the CPP have a 5-30-year maturity, are callable at the option of the Province and are redeemable in certain circumstances. The interest rates have been prepared on a weighted average basis.
[2]	Subject in part to annual sinking funds; equity in sinking funds at March 31, 2008, $103,084,330.

Summary

Thousands
Payable in Canadian Funds:
Term Debt Issued to the Public	$ 10,066,691
Debentures Issued to Minister of Finance of Canada	798,545
Payable in Foreign Currencies
Term Debt Issued to the Public (converted to Canadian Dollars)	282,673
Term Debt Outstanding	11,834,096
Promissory Notes Outstanding	430,000
Gross Debt	$ 11,577,909

CROWN CORPORATIONS

Introduction

        Saskatchewan’s Crown corporations are involved in a broad range of activities including the provision of electricity, natural gas, telecommunications, financial services and other goods and services. Certain Crown corporations are commercial enterprises intended to be self-sustaining while others receive an annual appropriation or grant to cover costs of administration and other expenses.

        Traditionally, the capital requirements of the Government’s enterprises have been financed, with few exceptions, through direct obligations of, or advances by, the General Revenue Fund (“GRF”). Provincial legislation governing certain Crown corporations provides for the issuance of securities by these enterprises, with or without a guarantee of the Province. Pursuant to The Financial Administration Act, 1993, all borrowings by Provincial Crown corporations must be approved by the Minister of Finance for Saskatchewan.

        Loans and advances to, and investments in, Crown corporations are carried in the financial statements of the GRF at cost. Loans and equity investments are written down to their estimated net realizable value.

        For administrative purposes, Saskatchewan’s Crown corporations are categorized into two separate groups. Most Crown corporations with commercial operations are under the purview of, and report to, Crown Investments Corporation of Saskatchewan, as discussed below. All other Crown corporations report directly to the Treasury Board, which is a committee of the Executive Council.

Crown Investments Corporation of Saskatchewan (CIC)

        Introduction.   CIC is a Provincial Crown corporation without share capital, established and operating under authority of The Crown Corporations Act, 1993, wholly owned by the Government of Saskatchewan. CIC is responsible for certain Provincial investments including Crown corporations and financial and operating investments. Crown corporations are designated as being under the purview of CIC by legislation or Order-in-Council. As at December 31, 2007, there were twelve corporations so designated.

        Fiscal Year 2007 Highlights — Non-Consolidated Basis.   CIC, as a legal entity, makes investments, borrows money, receives dividends and interest income and pays interest, grants and other expenses. The results of these transactions are reflected in CIC’s Non-Consolidated Financial Statements which, unlike the financial statements of the GRF, are based on the calendar year.

        Non-consolidated net earnings in 2007 were $576.9 million compared to $322.3 million in 2006. The $254.6 million increase was primarily due the sale of CIC’s 50 percent interest in NewGrade Energy Inc. which generated a gain on sale of $383.1 million on the non-consolidated financial statements. The increase in earnings was offset by the following:

•	A decrease in dividend revenue of $121.6 million as CIC received no dividends from NewGrade in 2007.
•	An increase in funding to subsidiary Crown Corporations of $14.7 million.

        Revenues from ongoing operations for the year were $237.9 million, a decrease of $111.9 million from 2006. The decrease was primarily due to the sale of NewGrade which provided $105.0 million in dividends in 2006.

        The following dividends were declared to CIC in 2007.

Millions
Saskatchewan Telecommunications Holding Corporation	$30.0
SaskEnergy Incorporated	53.0
Saskatchewan Power Corporation	97.0
Investment Saskatchewan Inc.	10.3
Information Services Corporation	8.0
Saskatchewan Government Insurance	22.8
$221.1

Dividends declared to CIC in 2006 totalled $342.7 million.

        Expenses, including grants to subsidiary Crown corporations and public policy expenditures, were $44.1 million in 2007 (2006 — $27.5 million). The $16.6 million increase was mainly due to an increase in grants to Crown corporations of $14.7 million. During 2007 CIC provided $20.5 million in grants to STC which included $13.6 million for construction of its new bus terminal and head office in Regina, $5.0 million for operations and $1.9 million for capital requirements. Grants to Crown corporations were $28.9 million (2006 — $14.2 million) and operating expenses were $15.2 million (2006 — $13.3 million).

        Operating costs increased by $1.9 million during 2007 relative to the prior year. The increase is primarily due to an increase in salary and benefits and increased program funding.

        The increase in subsidiary grant funding was primarily due to CIC’s funding of STC’s new head office and bus terminal located in Regina, Saskatchewan. During 2007, CIC also provided grant funding of $2.4 million (2006 — $1.7 million) to Gradworks Inc., a non-profit corporation created to provide internship opportunities to youth in Saskatchewan and $5.8 million (2006 — $4.1 million) to SaskEnergy Incorporated to reduce heating costs to Saskatchewan residents.

        CIC does not carry any debt and did not have any asset write-downs in either 2007 or 2006.

        In November 2005, CIC established the Entrepreneurial Foundation of Saskatchewan and the Saskatchewan Entrepreneurial Fund to assist with the development and growth of small businesses in the province. CIC provided $0.6 million in 2007 in capital for investment purposes. CIC is committed to investing up to $25 million in the Fund over the next five years.

        In May 2006, CIC established the First Nations and Métis Fund to improve participation by First Nations and Métis people in the economy by investing in Saskatchewan-based First Nations and Métis businesses. During the year CIC did not advance any capital to the fund. CIC will provide up to $20 million for the Fund over the next three years. The Fund will make investments of between $1 million and $3 million in new or expanding businesses, which are majority-owned or controlled by First Nations or Métis people.

        CIC, through its wholly-owned subsidiary, CIC Apex Equity Holdco Ltd., entered into a joint venture agreement with Apex Investment GP Inc., PFM Capital Inc., Conexus Credit Union 2006, Cornerstone Credit Union and Innovation Credit Union to establish Apex Investment Limited Partnership (APEX). APEX was established on February 1, 2007 to focus on debt and equity investments, up to $3 million per investment, in Saskatchewan small and medium-sized businesses. The objective of APEX is to realize long-term capital appreciation from its investments. CIC Apex Equity Holdco Ltd. holds a 60 per cent joint venture interest in APEX and is committed to fund Apex to a maximum of $60 million. To December 31, 2007, CIC has invested $5.3 million in capital in APEX through CIC Apex Equity Holdco Ltd.

        Fiscal Year 2007 Highlights — Consolidated Basis.  The financial statements of CIC are consolidated with the Crown corporations under its purview and other investments to provide the Legislature with financial information relating to the aggregate results of these corporations. The corporations provide a wide variety of services and sell various commodities in both domestic and international markets. The diversified nature of the corporations within the consolidated group is such that the operating results are affected by events and conditions occurring throughout the world.

        For the year ended December 31, 2007, CIC reported consolidated net earnings of $696.3 million on total revenues of $4.5 billion, compared to consolidated net earnings of $441.1 million on total revenues of $4.4 billion (restated) in 2006. Net earnings from ongoing operations (earnings before public policy expenditures, income taxes, non-recurring items and discontinued operations) were $378.3 million (2006 — $296.4 million).

        Consolidated earnings increased $255.2 million from the prior year. Variances in earnings in the CIC Crown sector were as follows:

•	Saskatchewan Power Corporation (SaskPower) earnings increased by $45.6 million primarily due to higher sales volumes combined with a 4.3 per cent system wide average rate increase implemented February 1, 2007 offset by high costs due to increased administrative costs for salaries and benefits; additional pension expenses; higher maintenance costs; and costs related to the write-down of materials and supplies inventory.
•	Saskatchewan Telecommunications Holding Corporation (SaskTel) earnings increased by $11.6 million relative to 2006 due to strong cellular access growth and increased revenue for MAX™ entertainment and internet services.
•	SaskEnergy Incorporated (SaskEnergy) earnings increased by $34.9 million relative to 2006, due to a gain on commodity sales resulting from positive impacts of commodity price changes.
•	Saskatchewan Government Insurance (SGI) earnings decreased by $17.0 million from 2006 primarily due to weather related losses in Saskatchewan which were $14.3 million higher than in 2006.
•	Investment Saskatchewan Inc. earnings of $11.5 million decreased by $61.4 million relative to 2006. In 2006 Investment Saskatchewan recorded a $31.5 million reversal of previous provisions for losses related to Meadow Lake Limited Partnership.
•	NewGrade Energy Inc. (NewGrade) earnings of $74.6 million decreased relative to 2006 due to a narrowing of heavy oil differentials from 2006. On November 1, 2007 CIC sold its investment in NewGrade for net proceeds of $383.1 million, and a gain on sale of $250.1 million.

        In 2008, CIC expects to declare a dividend of $550.0 million (2007 — $200.0 million) to the GRF.

        During 2007, capital expenditures made by CIC and the Crown corporations under its purview totaled $1,788.5 million compared to $1,363.9 million spent in 2006. Taxes and resource payments made by the corporations were $103.0 million in 2007 compared to $100.6 million in 2006. Total consolidated assets administered by CIC were $9.6 billion as at December 31, 2007, consistent with the level administered on December 31, 2006.

        On July 26, 2000, the Saskatchewan Rate Review Panel (“SRRP”) was established with a mandate to conduct a review and provide an opinion on the fairness and reasonableness of proposed Crown corporation monopoly rate changes, referred to the SRRP by the Minister of Crown Investments Corporation, considering the interests of the customer, the Crown corporation, and the public.

        During 2007, SRRP conducted one review for the Saskatchewan Auto Fund and two reviews for SaskEnergy. The Panel recommended an average general rate decrease of 7.1 per cent for auto insurance premiums, with rate rebalancing, effective June 1, 2007: and an average 5.7 per cent decrease for SaskEnergy’s commodity rate fro natural gas, effective June 1, 2007; and an average 5.7 per cent decrease for SaskEnergy’s commodity rate for natural gas effective November 1, 2007. Government approved SRRP’s recommendation in all three instances.

        SRRP considered two rate applications in 2008. In July 2008, SaskEnergy submitted an application to increase its commodity rate from $6.57 per gigajoule (GJ) to $10.21/GJ. The application was revised downward in August to $8.71/GJ to reflect market changes. SRRP recommended the revised rate and Cabinet approved a further reduced rate of $8.51/GJ due to further decline in the forward prices of the commodity. The rate adjustment was effective October 1, 2008.

        In July 2008, SaskEnergy submitted an application to increase its delivery rate by an average 5.8 per cent. SRRP concurred with SaskEnergy’s recommendation and Cabinet approved the rate increase in October 2008.

        CIC administers twelve subsidiary Crown corporations, including one wholly owned subsidiary incorporated under The Business Corporations Act (Saskatchewan). CIC also holds a major investment in NewGrade. Following is a brief commentary on CIC’s major holdings.

Active Crown Corporations

        As at December 31, 2007, the following twelve active Crown corporations were under CIC’s purview: Information Services Corporation of Saskatchewan, Investment Saskatchewan Inc., Saskatchewan Development Fund Corporation, SGGF Management Corporation, Saskatchewan Government Insurance, Saskatchewan Opportunities Corporation, Saskatchewan Power Corporation, Saskatchewan Telecommunications Holding Corporation, Saskatchewan Telecommunications (a subsidiary of SaskTel), Saskatchewan Transportation Company, Saskatchewan Water Corporation, and SaskEnergy Incorporated. Of these corporations, SaskPower, SaskTel and SaskEnergy are the most significant in terms of assets, liabilities and operating income generated.

        Saskatchewan Power Corporation.   SaskPower provides the generation, purchase, transmission, distribution and sale of electricity and related products and services.

        Net earnings in 2007 of $138.3 million (2006 — $92.7 million) were up $45.6 million from 2006. This increase was primarily due to an improvement in revenue, partially offset by an increase in operating costs.

        Revenue of $1,469.2 million (2006 — $1,353.3 million) was up $115.9 million from 2006. This increase was due to higher sales volumes and a 4.3 per cent system-wide average rate increase implemented on February 1, 2007.

        Expenses of $1,330.9 million (2006 — $1,260.6 million) were up $70.3 million from 2006. The increase was primarily due to higher operating, maintenance and administration expenses resulting from rising costs for salaries and benefits; additional pension expense; higher maintenance costs; and costs related to the write-down of materials and supplies inventory.

        Despite an increase in generation volumes, fuel and purchased power costs were down for the year as a result of increased hydro generation, increased coal generation and lower natural gas prices.

        Gross long-term debt of $2,565.6 million (2006 — $2,515.2 million) was up due to the additional borrowing of $100.0 million to finance SaskPower’s capital program. This increase was partially offset by debt repayments during the year.

        SaskPower invested $279.9 million (2006 — $284.6 million) in various capital projects, including customer connects and the life extension of existing infrastructure.

        The debt ratio of 59.7 per cent (2006 — 61.0 per cent) was down slightly from 2006, due to earnings, debt repayments, growth in debt retirement funds (sinking funds) and a higher cash balance which more than offset the increased borrowings.

        Return on equity of 9.3 per cent (2006 — 6.4 per cent) increased due to the improvement in earnings.

        The dividend declared to CIC of $97.0 million (2006 — $60.2 million) increased due to a corresponding increase in earnings.

        In October 2006, SaskPower submitted a rate application to SRRP for a system wide average increase of 4.3 per cent, effective January 1, 2007. The proposed application was approved by SRRP and Cabinet and was effective February 1, 2007.

        In September 2007, SaskPower announced it will install up to 400 megawatts of simple cycle natural gas turbines at a capital cost of approximately $525 million. The turbines will be installed over the next five years, in areas where electricity supply is most needed.

        Saskatchewan Telecommunications Holding Corporation.  SaskTel is the leading full service communications company in Saskatchewan, providing competitive voice, data, dial and high speed internet, entertainment and multimedia services, security, secure electronic transactions, wireless, data storage and web-hosting applications, text and messaging services over a fiber optic based fully digital network. The Corporation’s major asset is a wholly owned subsidiary, Saskatchewan Telecommunications, which has been the principal supplier of telecommunications in Saskatchewan 100 years. Saskatchewan Telecommunications’ operations are regulated by the Canadian Radio-television and Telecommunications Commission. The Corporation also maintains investments in companies that provide directory publishing, remote security monitoring, system design, project management, engineering consulting, software sales, multimedia, cable television, transaction clearing house, wireless point of sale, broadband Internet streaming, advertising services, and telecommunication to business customers in British Columbia, Alberta, Ontario and Quebec. Through interconnection agreements with the Canadian telecommunication industry – primarily Bell Canada – the Corporation is part of the national and global communications network.

        Consolidated net income in 2007 was $84.1 million, up $11.6 million from 2006. Income from operations was $105.9 million and cash provided by operating activities was $224.9 million, which enabled SaskTel to once again self-finance all of its capital expenditures, acquisitions, debt obligations and dividend requirements.

        Operating revenues in 2007 were $1,067.4 million, up $57.8 million from 2006. The increase is primarily due to strong customer growth in cellular, MAXTM Entertainment and internet services. Increases in these services were partially offset by reductions in local access and long distance services.

        Operating expenses in 2007 were $961.4 million, up $44.0 million from 2006. The increase was driven primarily by increased expenses to support cellular and MAXTM Entertainment Services revenue growth, increased depreciation and amortization expenses, and increased salaries and benefits. These increases were partially offset by reduced restructuring charges in 2007.

        Interest costs of $25.0 million (2006 — $25.3 million) were consistent with the previous year.

        Debt decreased to $352.4 million (2006 — $366.2 million) due to repayment of long term debt.

        Capital expenditures for the year were $172.2 million, down $55.8 million from 2006. SaskTel completed the most aggressive capital program in the Corporation’s history in 2006, when the Corporation focused significant resources on infrastructure enhancements to enable the delivery of new and improved Internet Protocol (IP) services to both urban and rural Saskatchewan. Capital spending returned to a more normal level in 2007, as SaskTel focused its capital expenditures primarily to growth initiatives, including MAXTM Entertainment Services and cellular network expansion.

        SaskTel’s debt ratio of 27.7 per cent (2006 — 30.4 per cent) declined as a result of: repayment of long-term debt, reduced cash and short-term investments, and revaluation of the sinking funds to market value, effective January 1, 2007, in line with implementation of new accounting standards for financial instruments.

        Return on equity increased to 11.8 per cent in 2007 (2006 — 10.7 per cent) consistent with higher earnings.

        Dividends to CIC of $30.0 million were declared in 2007 (2006 — $50.0 million).

        On November 26, 2008, SaskTel announced its plan to invest $129 million to improve high speed Internet, expand CommunityNet and build 50 new cell phone towers. The investment will result in 100 per cent high speed Internet coverage in the Province within three years. The Government of Saskatchewan, through CIC, will provide $90 million to SaskTel for this investment.

        SaskEnergy Incorporated.  SaskEnergy operates a natural gas distribution utility that provides natural gas and related services to residential, farm, commercial and industrial customers in Saskatchewan. In addition, TransGas Limited (“TransGas”) is SaskEnergy’s wholly owned natural gas transmission and storage subsidiary.

        Consolidated net income of $88.1 million increased in 2007 (2006 — $53.2 million) due to a gain on commodity sales resulting from the positive impacts of commodity price changes. SaskEnergy’s commodity rates are designed to ensure that in the long term it neither profits from nor incurs a loss on the sale of natural gas to its customers. However, since the purchase price of natural gas can fluctuate, SaskEnergy may experience differences between the amount paid for natural gas and the amount charged to customers through its commodity rate. These differences are either refunded to or collected from customers by adjustments to future commodity rates.

        Revenues of $1,170.5 million decreased (2006 — $1,254.0 million) due to lower natural gas marketing sales partially offset by higher commodity sales and delivery revenue.

        Expenses of $1,082.4 million decreased (2006 — $1,200.8 million) primarily due to the lower cost of natural gas sold related to both natural gas marketing and distribution utility commodity sales.

        SaskEnergy incurred a gain on commodity sales in 2007 of $27.2 million (2006 — $6.1 million loss). SaskEnergy conducts a price management program to assist in managing the volatility of natural gas purchase prices. The related fair value adjustments are included in the commodity cost of natural gas sold. The net effect of the fair value adjustments was to decrease the cost of natural gas sold by $17.9 million (2006 — $9.4 million increase in cost of natural gas sold).

        Debt increased to $708.3 million (2006 — $679.9 million) as a result of debt issues used to fund capital expenditures and to repay debt that matured during the year.

        Capital spending was $99.6 million (2006 — $71.5 million). The increase was due to incremental spending on storage development and system maintenance and expansion during 2007.

        SaskEnergy’s debt ratio was 62.8 per cent (2006 — 63.4 per cent).

        Return on equity of 20.6 per cent increased (2006 — 13.2 per cent) corresponding with higher net income.

        Dividends declared to CIC of $53.0 million (2006 — $34.5 million) were based on 65.0 per cent of consolidated net income.

        In August 2007, SaskEnergy submitted a rate application to SRRP for a commodity rate reduction of 2.6 per cent, effective November 1, 2007. Following review of the application along with a market update from SaskEnergy, SRRP recommended a commodity rate reduction of 5.7 per cent effective November 1, 2007. The recommendation was approved by Cabinet.

        In July 2008, SaskEnergy submitted an application to increase its commodity rate from $6.57 per gigajoule (GJ) to $10.21/GJ. The application was revised downward in August to $8.71/GJ to reflect market changes. SRRP recommended the revised rate and Cabinet approved a further reduced rate of $8.51/GJ due to further decline in forward prices of the commodity. The rate adjustment was effective October 1, 2008.

        In July 2008, SaskEnergy submitted an application to increase its delivery rate by an average 5.8 per cent. SRRP concurred with SaskEnergy’s recommendation and Cabinet approved the rate increase in October 2008.

Major Wholly Owned Subsidiary

        Investment Saskatchewan Inc.  Investment Saskatchewan Inc. provides investment capital and financing, and manages portfolios of commercially viable investments. Investment Saskatchewan was incorporated under The Business Corporations Act (Saskatchewan) on November 14, 1979 as a wholly-owned subsidiary of Crown Investments Corporation of Saskatchewan (CIC), a Provincial Crown corporation. Effective September 3, 2003 by Order in Council 700/2003, which made effective The Crown Corporation Amendment Regulations, 1993, Investment Saskatchewan was designated a subsidiary Crown corporation of CIC to which the provisions of The Crown Corporations Act, 1993 apply.

        On June 27, 2006, Investment Saskatchewan created a subsidiary of Investment Saskatchewan, Victoria Park Capital (VPC). On November 1, 2006 VPC was substantially sold to former employees of Investment Saskatchewan. The newly created company manages the existing portfolio and new investment assets under contract to Investment Saskatchewan.

        Net income, including results from discontinued operations, of $11.5 million in 2007 compared to 2006 net income of $72.9 million. Earnings from continuing operations of $11.7 million were down from $50.0 million in 2006. The 2006 income was mainly attributable to a $31.5 million reversal of previous provisions for losses related to Meadow Lake Pulp Limited Partnership (MLPLP). While MLPLP’s business was sold early in 2007, Investment Saskatchewan Inc. retained an interest in the business by receiving a 20 per cent equity interest in the purchaser as part of the purchase price. MLPLP obtained protection under the Companies’ Creditors Arrangements Act (CCAA) in late 2005 and it was placed into receivership in October 2007. MLPLP liquidated the bulk of its assets during 2007 and its dealing with environmental remediation at its former mill site before repaying available funds to its senior secured creditor, Investment Saskatchewan Inc.

        Discontinued operations included Hypor, Crown Life Insurance Company and Centennial Foods Partnership. Hypor and a portion of Centennial Foods were exited in 2006 while Crown Life and the balance of Centennial Foods’ operations were exited in 2007.

        The 2006 net income was mainly attributable to a $31.5 million reversal of previous provisions for losses related to Meadow Lake Pulp Limited Partnership (MLPLP). While MLPLP’s business was sold early in 2007, Investment Saskatchewan Inc. retained an interest in the business by receiving a 20 per cent equity interest in the purchaser as part of the purchase price. MLPLP obtained protection under the Companies’ Creditors Arrangement Act (CCAA) in late 2005 and it was placed into receivership in October 2007. MLPLP liquidated the bulk of its assets during 2007 and is dealing with environmental remediation at its former mill site before repaying available funds to its senior secured creditor, Investment Saskatchewan Inc.

        Revenue of $217.2 million in 2007 decreased from $335.8 million in 2006 primarily due to the sale of the MLPLP business early in 2007. Earnings from equity investments increased to $30.2 million from $16.7 million a year earlier. Earnings at Saskferco Products Inc. were up significantly due to strong fertilizer prices and demand, while earnings of most other commodity based investments were lower due to the unfavorable impact of the high Canadian dollar.

        Expenses of $190.1 million in 2007 decreased from $278.2 million in the previous year primarily due to the sale of the business of MLPLP early in 2007. This was offset by increased costs at Big Sky Farms Inc. due to higher feed and transportation costs.

        Long-term debt decreased from $71.5 million in 2006 to $60.8 million at the end of 2007. This decrease is primarily due to scheduled repayment of $12.9 million of long-term debt during the year.

        Capital spending for property, plant and equipment of $7.8 million decreased from $10.7 million in 2006.

        Investment disbursements of $60.6 million increased from $24.6 million in 2006 due to increased activity in new loans and equity investments.

        Five new direct investments were made in 2007 with three more committed to during the year. In 2006, six new investments were made.

        Investment Saskatchewan’s significant holdings are discussed below:

        Saskferco Products Inc. (Saskferco).  Saskferco is a nitrogen-based fertilizer plant located near Belle Plaine, Saskatchewan, owned by Investment Saskatchewan (49 per cent), The Mosaic Company (50 per cent), and Citibank Canada (1 per cent). Medium Term Notes issued by Saskferco with a principal amount of U.S. $21.0 million as at March 31, 2007 were guaranteed by the GRF. The GRF received commercially-based guarantee fees based on guaranteed debt outstanding. The project agreements provide that cash flow will be allocated on a priority basis to the reduction of guaranteed debt. As a result of surplus cash from operations, Saskferco established a debt retirement fund specifically for the Medium Term Notes. The guaranteed Medium Term Notes matured and were paid in full on May 31, 2007.

        On July, 14, 2008, Investment Saskatchewan, along with its partner The Mosaic Company, announced the sale of Saskferco to Yara International ASA. The sale of Yara closed on October 1, 2008. After closing costs, Investment Saskatchewan’s share of the net sales proceeds of $1,571.8 million was $820.1 million.

        Meadow Lake Pulp Limited Partnership (MLPLP).  MLPLP operates one of the world’s first zero-effluent chemithermomechanical pulp mills. CIC Pulp Ltd., a wholly-owned share capital subsidiary of Investment Saskatchewan, owns 50 per cent of MLPLP, with Millar Western Industries Ltd. holding the remaining 50 per cent. The state-of-the-art, environmentally friendly mill is located near Meadow Lake. Its wood pulp is sold in Canada, the United States and offshore. In April 2005, Investment Saskatchewan purchased $52.0 million in guaranteed debt from MLPLP’s debt issuers. As a result, outstanding guarantees by Investment Saskatchewan were replaced with direct financing by Investment Saskatchewan. MLPLP has experienced negative earnings impacts due to lower pulp prices, a strong Canadian dollar, and energy costs. During 2005, Investment Saskatchewan made loan provisions totalling $124.9 million on its investment in MLPLP.

        On December 28, 2005, MLPLP obtained creditor protection under the Companies’ Creditors Arrangements Act (CCAA) to provide time to investigate all options with respect to the future of the mill including the development of a cost reduction plan and pursuing potential purchasers of the mill. On January 9, 2006, Investment Saskatchewan approved the provision of up to $15 million in Debtor-in-Possession (“DIP”) financing to the pulp mill. The purpose of this temporary short-term liquidity facility was to assist the pulp mill in its restructuring efforts.

        On January 11, 2007 the Saskatchewan Court of Queen’s Bench approved a transaction between MLPLP and Investment Saskatchewan with 6551017 Canada Ltd. for the sale of the fixed assets and raw materials inventory of MLPLP. The sale transaction closed on January 23, 2007. Investment Saskatchewan continues to own 20 per cent of the successor corporation Meadow Lake Mechanical Pulp.

        HARO Financial Corporation (HARO).  HARO is a Regina-based company created to acquire an ownership interest in Crown Life Insurance Company (Crown Life). In May 1998, Crown Life entered into agreements with The Canada Life Assurance Company (Canada Life) for the sale of its business. Under the terms of the agreements, substantially all of Crown Life’s insurance business was transferred to Canada Life, with the balance to be transferred at the option of the parties to the agreements or the shareholders of Crown Life after January 1, 2004. The completion of the second step in the sale process was delayed due to the acquisition of Canada Life by Great-West Life in 2003. On April 24, 2006, the shareholders of Crown Life triggered the second and final close of the sale to Canada Life. In July, 2007, the remaining assets of Crown Life were transferred to Investment Saskatchewan.

Major Investment

        NewGrade Energy Inc. (NewGrade).   On September 5, 2007, CIC announced that it had reached an agreement with a third party to purchase the Corporation’s 50 percent interest in NewGrade for $325.0 million plus cash surplus on NewGrade’s 2007 earnings. This agreement was subject to Consumers’ Co-operative Refineries Ltd.‘s (CCRL) right of first refusal. On September 26, 2007 CCRL notified CIC that it would purchase CIC’s interest in NewGrade. On November 1, 2007 the Corporation completed the sale of NewGrade which resulted in net proceeds of $383.1 million, generating a gain on sale of $250.1 million on CIC’s consolidated financial statements.

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Financial Position

	At December 31
	2003	2004	2005	2006	2007
			(Thousands)	Restated Note 3
Assets
Current	$1,134,346	$1,563,295	$2,093,929	$2,054,238	$2,255,069
Long-term investments	995,718	652,665	657,093	1,006,887	1,164,715
Property, plant and equipment	5,385,609	5,329,223	5,688,140	5,884,049	5,952,489
Other assets	358,809	385,351	419,746	256,168	256,705
Long-term assets of discontinued operations	0	209,339	389,307	459,820	0
Total Assets	$7,874,482	$8,139,873	$9,248,215	$9,661,162	$9,628,978
Liabilities and Province's Equity
Current	$1,340,789	$1,437,491	$1,724,875	$1,581,780	$1,698,414
Long-term debt	2,981,839	2,977,430	3,217,556	3,491,525	3,226,998
Long-term liabilities from discontinued operations	0	39,944	460,903	443,767	0
Deferred revenue and other liabilities	329,989	419,929	468,124	493,653	521,945
Province of Saskatchewan's Equity	3,221,865	3,265,079	3,376,757	3,650,437	4,181,621
Total Liabilities and Province's Equity	$7,874,482	$8,139,873	$9,248,215	$9,661,162	$9,628,978

Crown Investments Corporation of Saskatchewan

Consolidated Statement of Operations

	For the Period Ended December 31
	2003	2004	2005	2006	2007
			(Thousands)	Restated Note 3
Revenue
Sales of products and services	$3,857,164	$3,769,697	$4,155,153	$4,298,900	$4,334,654
Investment	39,069	72,448	89,555	96,816	106,835
Other	13,051	4,117	5,551	10,372	14,100
Total Revenue	$3,909,284	$3,846,262	$4,250,259	$4,406,088	$4,455,589
Expenses
Operating costs other than
those listed below	$2,903,360	$2,723,159	$3,065,619	$3,318,622	$3,251,424
Interest	122,353	248,546	243,939	261,864	264,098
Amortization of property, plant and equipment	424,517	402,461	406,455	428,524	458,743
Saskatchewan taxes and resource payments	98,373	87,342	99,944	100,646	103,004
Total Expenses	$3,548,603	$3,461,508	$3,815,957	$4,109,656	$4,077,269
Earnings before the following	360,681	384,754	434,302	296,432	378,320
Future income tax (expense) recovery	469	(26,465)	(35,881)	866	8,036
Public policy expenditure	0	(52,046)	0	0	0
Non-recurring items	(15,797)	8,023	43,915	18,942	236,622
Current income tax expenses	0	0	(20,249)	(1,718)	(1,000)
Provision for environmental liabilities	0	0	0	0	(24,077)
Gain (loss) from discontinued operations	0	(2,205)	(115,422)	126,597	98,435
Net Earnings	$345,353	$312,061	$306,665	$441,119	$696,336

(see accompanying notes)

CROWN INVESTMENTS CORPORATION OF SASKATCHEWAN

Notes to Financial Information

1.	The foregoing financial information has been derived from the audited consolidated financial statements of Crown Investments Corporation of Saskatchewan. The foregoing narrative description is unaudited.

2.	Effective January 1, 2003, CIC adopted the new Canadian Institute of Chartered Accountants handbook section 3110 “Asset Retirement Obligations.” This section requires the recognition of the fair value (net present value) of the total estimated future decommissioning costs when the assets are put into service.

3.	Accounting Guideline 15, “Consolidation of Variable Interest Entities” (“AcG-15”) of the CICA Handbook is effective for periods beginning on or after November 1, 2004; as a result, the Corporation adopted this standard effective January 1, 2005. AcG-15 relates to the application of consolidation principles to certain entities that are subject to control on a basis other than ownership of voting interests. The purpose of AcG-15 is to provide guidance for determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a “variable interest entity”) in its consolidated financial statements.

An entity falls under the guidance in AcG-15 and is classified as a variable interest entity (“VIE”) if it has equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or equity investors that cannot make significant decisions about the entity’s operations, or that do not absorb the expected losses or receive the expected returns of the entity. A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that will absorb a majority of the expected losses or will receive the majority of the expected residual returns or both, as a result of ownership, contractual or other financial interests in the VIE.

The Corporation has determined that the following entities fall under the classification of a VIE and have been consolidated in the financial statements:

HARO Financial Corporation (HARO) Meadow Lake Pulp Limited Partnership (MLPLP) Prairie Ventures Limited Partnership (PVF)

Prior to January 1, 2005, the Corporation accounted for HARO as a loan receivable, and MLPLP and PVF using the equity method.

Restatement of comparative financial information is not required by AcG-15. The cumulative effect to retained earnings on the adoption of AcG-15 as at January 1, 2005 is an increase of $36.3 million. Net income in 2005 increased $10.3 million as a result of the consolidation of VIE’s.

4.	Effective January 1, 2007, the Corporation adopted the accounting recommendations for accounting changes (Canadian Institute of Chartered Accountants (CICA) Handbook Section 1506) in accordance with the transitional provisions of the section. The new standard allows for voluntary changes in accounting policy only if they result in the consolidated financial statements providing reliable and more relevant information. New disclosures are required in respect of changes in accounting policies, changes in accounting estimates and correction of errors. The adoption of section 1506 has had no material impact on these consolidated financial statements.

On January 1, 2007, CIC adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, financial instruments — recognition and measurement, CICA Handbook Section 3861, financial instruments — disclosure and presentation, CICA Handbook Section 1530, comprehensive income, CICA Handbook Section 3865, hedges and CICA Handbook Section 3251, equity. The comparative consolidated financial statements have not been restated.

5.	Certain of the 2006 comparative figures have been reclassified to conform with the current year’s presentation. Figures for 2003 through 2005 have not been similarly reclassified.

SOURCES OF INFORMATION

        Information included herein which is designated as being taken from a publication of the Province or Canada, or any agency or instrumentality of either, is included herein upon the authority of such publication as a public official document. The financial statements of the Government included herein under the headings “General Revenue Fund Supplementary Financial Information” and “Summary Financial Statements” have been taken from the Public Accounts of the Province (subject to certain adjustments for purposes of comparability). All financial information contained herein was obtained from the most recent annual Budget Estimates, Public Accounts, or Crown Investments Corporation of Saskatchewan Annual Report, or was prepared by representatives of the Department of Finance or of CIC in their official capacities. The information set forth under “Province of Saskatchewan”, and other than described in the first sentence of this paragraph, was prepared by representatives of the Department of Finance in their official capacities.